UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
May 5, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Interim group management report
Interim Consolidated Financial Statements
Notes
Supervisory Board changes
Managing Board changes
Responsibility statement
Review report
Quarterly summary
Siemens financial calendar
Signatures

Introduction
Siemens AG’s Interim Report complies with the applicable legal requirements of the Securities Trading Act (Wertpapierhandelsgesetz — WpHG) regarding the half-yearly financial report, and comprises interim consolidated financial statements, an interim group management report and a responsibility statement in accordance with § 37w (2) WpHG. The interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The interim consolidated financial statements also comply with IFRS as issued by the IASB. This Interim Report should be read in conjunction with our Annual Report, which includes detailed analysis of our operations and activities.

Key figures(1)	Q2 and first half 2008(2)
(unaudited; in millions of €, except where otherwise stated)

			% Change		1st half	1st half	% Change
Profit and growth	Q2 2008	Q2 2007	Actual	Adjusted(3)	2008	2007	Actual	Adjusted(3)

Continuing operations
New orders	23,371	20,850	12	15	47,613	43,094	10	11
Revenue	18,094	18,001	1	2	36,494	34,730	5	4

Total Operations Group
Group profit from Operations	1,203	1,781	(32)		2,908	3,259	(11)
in % of revenue (Total Op. Groups)	6.3%	9.4%			7.5%	8.9%

EBITDA adjusted	1,691	2,222	(24)		3,925	4,058	(3)
in % of revenue (Total Op. Groups)	8.8%	11.7%			10.2%	11.1%

Continuing operations
EBITDA adjusted	1,381	2,138	(35)		3,484	3,475	0
Income from continuing operations	565	1,286	(56)		1,643	1,907	(14)
Basic earnings per share (in euros)(5)	0.59	1.39	(58)		1.73	2.04	(15)

Continuing and discontinued operations (4)
Net income	412	1,259	(67)		6,887	2,047	>200
Basic earnings per share (in euros)(5)	0.42	1.34	(69)		7.49	2.17	>200

Return on capital employed	Q2 2008	Q2 2007	1st half 2008	1st half 2007

Continuing operations
Return on capital employed (ROCE)	5.5%	17.6%	8.6%	13.6%

Continuing and discontinued operations (4)
Return on capital employed (ROCE)	4.0%	14.1%	33.7%	12.0%

Free cash flow Cash conversion	Q2 2008	Q2 2007	1st half 2008	1st half 2007

Total Operations Groups
Free cash flow	1,811	2,229	2,471	2,219
Cash conversion	1.51	1.25	0.85	0.68

Continuing operations
Free cash flow	1,623	2,619	1,406	2,259
Cash conversion	2.87	2.04	0.86	1.18

Continuing and discontinued operations (4)
Free cash flow	1,497	2,070	696	735
Cash conversion	3.63	1.64	0.10	0.36

Employees (in thousands)	March 31, 2008		September 30, 2007
	Cont. Op.	Total(6)	Cont. Op.	Total(6)

Employees	419	435	398	471
Germany	131	136	126	152
Outside Germany	288	299	272	319

(1)	EBITDA (adjusted), Return on capital employed, Return on equity, Free cash flow and Cash conversion are non-GAAP financial measures. Information for a reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/ir, Financial Publications, Quarterly Reports. “Group profit from operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” in the table “Segment information.”

(2)	January 1 — March 31, 2008 and October 1, 2007 — March 31, 2008.

(3)	Adjusted for portfolio and currency translation effects.

(4)	Discontinued operations consist of Siemens VDO Automotive activities as well as of carrier networks, enterprise networks and mobile devices activities.

(5)	Earnings per share — attributable to shareholders of Siemens AG.

For fiscal 2008 and 2007 weighted average shares outstanding (basic) (in thousands) for the second quarter amounted to 906,316 and 893,929 respectively and for the 1st half to 910,207 and 892,619 shares respectively.

(6)	Continuing and discontinued operations.

Interim group management report
Overview of financial results for the second quarter of fiscal 2008
•	Orders rose 12%, to €23.371 billion, and revenue increased 1% to €18.094 billion. On an organic basis, excluding the net effect of portfolio transactions and currency translation, orders climbed 15% year-over-year, and revenue rose 2%.

•	Siemens substantially completed reviews of projects primarily in fossil power plant solutions and rail transportation, aimed at identifying risks and taking corresponding measures. As a result, Group profit from Operations was €1.203 billion in the second quarter, including charges at Power Generation, Transportation Systems and Siemens IT Solutions and Services totaling €857 million.

•	These impacts also affected net income, which was €412 million for the quarter, and income from continuing operations, which came in at €565 million. Basic EPS for net income and income from continuing operations were €0.42 and €0.59, respectively.

•	Shortly after the close of the second quarter, Siemens completed the first tranche of its previously announced share buyback program, with purchases totaling approximately €2.0 billion of which purchases of approximately €1.6 billion were conducted during the second quarter.
Siemens’ order growth was robust on a global basis, and the industry and healthcare sectors combined strong growth with higher earnings. Our energy portfolio performed well in most areas, with strong overall order growth. We have now concluded our project review in the fossil power business and have a clear picture of the relevant risks.
Robust order growth generated a book-to-bill ratio of 1.3. On an organic basis, excluding the net effect of currency translation and portfolio transactions, orders rose 15% with good regional distribution. Strong demand in Germany included major contract wins at Power Generation (PG) and a large order at Medical Solutions (Med), while order growth in Asia-Pacific was more broad-based. High double-digit growth in the region comprising the Near and Middle East, Africa and Commonwealth of Independent States (C.I.S.) was driven by large energy infrastructure orders at Power Transmission and Distribution (PTD). Revenue for the quarter rose 2% organically compared to a strong prior-year period. Europe outside Germany, Siemens’ largest region, was on pace with 2% growth for the quarter. Revenue in the Asia-Pacific and Americas regions grew 6% and 3%, respectively, with particular strength at Automation and Drives (A&D). Excluding strong negative currency translation effects, the U.S. posted revenue growth of 7% year-over-year. Revised estimates of project completion, mainly at PG, reduced revenue by approximately €250 million.
Group profit from Operations was strongly affected by results of project reviews. The second quarter included strong profit performance at A&D, Med, PTD, and Industrial Solutions and Services (I&S). In contrast, PG, Transportation Systems (TS) and Siemens IT Solutions and Services posted losses in the second quarter due to charges totaling €857 million. As a result, Group Profit from Operations came in at €1.203 billion compared to €1.781 billion in the prior-year period.
Income and EPS reflect project review impacts. Net income was €412 million compared to €1.259 billion in the second quarter a year earlier, resulting in basic EPS of €0.42 compared to €1.34 in the prior-year period. Income from continuing operations was €565 million compared to €1.286 billion in the second quarter a year ago, with corresponding basic EPS of €0.59 compared to €1.39 in the prior-year period. The declines are due largely to Group profit from Operations. In addition, Corporate items were significantly higher year-over-

year, at a negative €506 million compared to a negative €210 million. Major factors included increased expenses for compliance investigations and costs related to Siemens’ transformation programs.
Net income was also influenced by discontinued operations. In the second quarter, discontinued operations posted a loss of €153 million compared to a loss of €27 million in the same quarter a year earlier. The prior-year period included positive operating results at Siemens VDO Automotive (SV) and at telecommunications carrier activities, both of which were divested between the periods under review. The enterprise networks business took €109 million in severance charges and a €12 million asset impairment in the current period. A year earlier, this business took a goodwill impairment of €148 million.
Free cash flow and ROCE development includes project charges and reflect portfolio changes. Free cash flow from continuing operations was €1.623 billion in the second quarter. In the prior-year period, Free cash flow of €2.619 billion benefited from a positive effect related to receivables associated with the transfer of the carrier activities into Nokia Siemens Networks B.V. (NSN). In the current period, Operations generated €1.010 billion in Free cash flow while Financing & Real Estate and Corporate Treasury activities contributed €613 million. The cash conversion rate for continuing operations in the second quarter was 2.87, positively influenced by the charges within Operations. ROCE for the first half of fiscal 2008 was adversely affected by the project charges mentioned above, coming in at 8.6%. As expected, ROCE development was affected also by a substantial increase in capital employed year-over-year stemming from major acquisitions completed in fiscal 2007 and fiscal 2008. This effect will continue in coming quarters. A year earlier, ROCE in the first six months was 13.6%.
Expenses for compliance investigations increase. Siemens incurred €175 million in expenses in the second quarter for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. The total for continuing operations was €148 million, with the remaining €27 million related to discontinued operations.
In the first six months of fiscal 2008, the total amount of these expenses was €302 million, with the total for continuing operations amounting to €241 million and the remaining €61 million related to discontinued operations. For more information regarding these matters see “Notes to Interim Consolidated Financial Statements.”
Siemens completes the first tranche of its share buyback program. The tranche totalled approximately €2.0 billion in purchases for 24,854,541 shares, and was completed shortly after the close of the quarter on April 8, 2008. For further information see “Liquidity, capital resources and capital requirements” below.

Results of Siemens
Results of Siemens — Second quarter of fiscal 2008
The following discussion presents selected information for Siemens for the second quarter of fiscal 2008:
Orders were €23.371 billion, a 12% increase from the same quarter a year earlier. Revenue was €18.094 billion, up 1% compared to the prior-year period. On an organic basis, excluding currency translation and portfolio effects, orders rose 15% year-over-year and revenue increased 2%.

	New Orders (location of customer)
			% Change
	Second quarter		vs. previous year		therein
(€ in millions)	2008	2007	Actual	Adjusted*	Currency	Portfolio
Germany	3,786	3,085	23%	21%	0%	2%
Europe (other than Germany)	7,567	7,264	4%	6%	(3)%	1%
Americas	5,834	5,661	3%	10%	(13)%	6%
Asia-Pacific	3,630	3,092	17%	19%	(6)%	4%
Africa, Near and Middle East, C.I.S.**	2,554	1,748	46%	54%	(8)%	0%
Siemens	23,371	20,850	12%	15%	(6)%	3%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
Order growth in the second quarter was well balanced, particularly from an organic perspective, with most regions showing double-digit growth compared to the prior-year period. Europe outside Germany, Siemens’ largest region, increased orders 4% year-over-year highlighted by healthy demand at A&D, Med and PG. In the Americas, the leaders were PG, TS, Med and A&D. New orders in Germany during the quarter included a number of major contract wins at PG and a large order at Med, as well as continued growth at A&D and PTD. Asia-Pacific again delivered broad-based, double-digit order growth for Siemens. The region comprising Africa, Near and Middle East and C.I.S. jumped 46% compared to the second quarter a year earlier, on the strength of large energy infrastructure orders at PTD.

	Revenue (location of customer)
			% Change
	Second quarter		vs. previous year		therein
(€ in millions)	2008	2007	Actual	Adjusted*	Currency	Portfolio
Germany	2,918	3,103	(6)%	(7)%	0%	1%
Europe (other than Germany)	5,795	5,692	2%	1%	(2)%	3%
Americas	4,921	4,756	3%	9%	(13)%	7%
Asia-Pacific	2,975	2,796	6%	5%	(4)%	5%
Africa, Near and Middle East, C.I.S.**	1,485	1,654	(10)%	(5)%	(4)%	(1)%
Siemens	18,094	18,001	1%	2%	(5)%	4%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
Revenue in Europe outside Germany was on pace with 2% growth for the quarter. In the Americas, revenue in the U.S. edged up year-over-year despite strong currency translation effects, led by Med and A&D. On an organic basis, excluding currency translation effects of negative 16% and portfolio effects of positive 9%, U.S. revenues rose 7%. All Groups in Operations except PG reported higher revenue in Asia-Pacific year-over-year, with China contributing a 21% increase. Germany and the region comprising Africa, Near and Middle East and C.I.S. posted revenue below the prior-year level. From a Siemens’ Group perspective, the industrial Groups generated their strongest revenue growth in Asia-Pacific compared to the prior-year quarter, while revenue in the energy-related Groups grew fastest in the Americas and Europe outside Germany. Med’s healthcare portfolio found revenue growth in all regions, including new volume from the acquisition of Dade Behring Holdings, Inc.

(Dade Behring) between the periods under review. Revised estimates of project completion, mainly at PG, reduced revenue for Siemens as a whole by approximately €250 million.

	Second quarter
(€ in millions)	2008	2007	% Change
Gross profit on revenue	4,916	5,263	(7)%
as percentage of revenue	27.2%	29.2%
Gross profit for the second quarter of fiscal 2008 fell 7% year-over-year and gross profit margin decreased to 27.2% from 29.2% a year earlier, mainly due to the charges posted at PG, TS and Siemens IT Solutions and Services as noted above. Most of the remaining Groups increased their gross margins, led by PTD and A&D which benefited from higher revenue and associated economies of scale.

	Second quarter
(€ in millions)	2008	2007	% Change
Research and development expenses	(918)	(814)	13%
as percentage of revenue	5.1%	4.5%	—
Marketing, selling and general administrative expenses	(3,243)	(2,926)	11%
as percentage of revenue	17.9%	16.3%	—
Other operating income	187	105	78%
Other operating expense	(257)	(161)	60%
Income from investments accounted for using the equity method, net	101	184	(45)%
Financial income (expense), net	3	30	(90)%
Research and development expenses increased to €918 million, up 13% from €814 million a year earlier. The primary factors in this increase were higher expenses at A&D and Med, mainly due to acquisitions. As A&D and Med gained a larger proportion of Siemens’ revenue, their higher-than-average R&D expense ratio relative to other Groups contributed to an increase in the R&D expense ratio for Siemens overall, which rose to 5.1% from 4.5% in the prior-year quarter.
Marketing, selling and general administrative (SG&A) expenses in the second quarter increased year-over-year, from €2.926 billion to €3.243 billion, primarily impacted by higher marketing and selling expenses due to an acquisition at A&D between the periods under review, as well as by higher expenses for Corporate items. Among these were a €32 million donation to the Siemens Foundation in the U.S and €64 million, including an impairment, relating to a regional sales organization in Germany.
Other operating income was €187 million in the second quarter of fiscal 2008, compared to €105 million a year earlier. The current period includes a gain of €30 million on the sale of the hydrocarbon service business at I&S.
Other operating expense increased year-over-year, to €257 million, from €161 million in the second quarter a year earlier. The difference was due primarily to higher expenses for compliance investigations in the current quarter, amounting to €148 million, compared to €13 million in the prior-year quarter. Other operating expense in the prior-year period also included a goodwill impairment of €52 million at a regional payphone unit included in Other Operations.
Income from investments accounted for using the equity method, net was €101 million compared to €184 million in the same period a year earlier. The change was due mainly to an equity investment loss of €45 million in the current period related to our equity stake in NSN, which was formed between the periods under review, and lower equity investment income related to BSH Bosch und Siemens Hausgeräte GmbH (BSH).
Financial income (expense), net decreased to €3 million, down from €30 million in the second quarter a year earlier, primarily impacted by higher expenses associated with asset retirement obligations.

	Second quarter
(€ in millions)	2008	2007	% Change
Income from continuing operations before income taxes	789	1,681	(53)%
Income taxes	(224)	(395)	(43)%
as percentage of income from continuing operations before income taxes	28%	23%	—
Income from continuing operations	565	1,286	(56)%
Loss from discontinued operations, net of income taxes	(153)	(27)	>200%
Net income	412	1,259	(67)%
Net income attributable to minority interest	28	63	—
Net income attributable to shareholders of Siemens AG	384	1,196	(68)%
Income from continuing operations before income taxes decreased 53% from €1.681 billion in the prior-year quarter to €789 million in the current quarter. The change year-over-year is due primarily to the charges at PG, TS and Siemens IT Solutions and Services noted above. The effective tax rate was 28% in the current quarter compared to 23% in the prior-year period, which included beneficial tax effects. Income from continuing operations decreased to €565 million from €1.286 billion in the second quarter a year earlier.
Discontinued operations include former Com activities as well as SV, which was sold to Continental AG in the first quarter of fiscal 2008. The former Com activities include the enterprise networks business, which is held for disposal, the telecommunications carrier activities transferred into NSN between the periods under review, and the mobile devices business sold to BenQ Corporation. In the second quarter, discontinued operations posted a loss of €153 million compared to a loss of €27 million in the same quarter a year earlier. The prior-year period included positive operating results at SV and at telecommunications carrier activities. The enterprise networks business took €109 million in severance charges and a €12 million asset impairment in the current period. A year earlier, this business took a goodwill impairment of €148 million.
Net income for Siemens in the second quarter was €412 million, compared to €1.259 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €384 million, down from €1.196 billion in the prior-year quarter.

Results of Siemens — First six months of fiscal 2008
The following discussion presents selected information for Siemens for the first six months of fiscal 2008:
In the first six months of fiscal 2008, Siemens’ orders and revenue expanded, with 10% growth in orders and 5% increase in revenue. On an organic basis, excluding the net effect of currency translation and portfolio transactions, orders rose 11% and revenue increased 4%. Europe outside Germany, Siemens’ largest regional market, contributed 10% order and revenue growth. In the Americas region, orders and revenue grew 4% and 5%, respectively. The Asia-Pacific region grew more rapidly from a smaller base, with 26% order growth and 10% revenue growth in the first six months compared to the same period a year earlier. The region comprised of Africa, Near and Middle East and C.I.S. saw a 24% surge in orders, while revenue remained stable year-over-year. Orders in Germany were level year-over-year, and revenue decreased 4%.

	New Orders (location of customer)
	Six months ended		% Change
	March 31,		vs. previous year		therein
(€ in millions)	2008	2007	Actual	Adjusted*	Currency	Portfolio
Germany	7,291	7,307	0%	(3)%	0%	3%
Europe (other than Germany)	15,828	14,335	10%	10%	(2)%	2%
Americas	11,936	11,429	4%	8%	(11)%	7%
Asia-Pacific	7,454	5,896	26%	26%	(5)%	5%
Africa, Near and Middle East, C.I.S.**	5,104	4,127	24%	28%	(5)%	1%
Siemens	47,613	43,094	10%	11%	(5)%	4%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
The Asia-Pacific region and Europe outside Germany as well as the Africa, Near and Middle East and C.I.S. region posted double-digit order growth compared to the first six months a year earlier. The strongest increases in Europe outside Germany came at PG, which won a number of major new contracts, along with A&D, Med and PTD. I&S and TS took in fewer major orders in the region compared to the prior-year period. Within Asia-Pacific, orders climbed 26% including 39% growth in China and a 17% increase in India. I&S, A&D, PG and TS reported the strongest expansion in Asia-Pacific. Orders in the Africa, Near and Middle East and C.I.S. region also rose at a double-digit rate, highlighted by major contracts for PG and I&S in Russia. In the Americas region, the U.S. was the pace-setter with 9% growth, again powered by substantial new orders at PG plus new volume from A&D’s acquisition of UGS Corp. (UGS) and Med’s acquisition of Dade Behring between the periods under review. Excluding portfolio effects of positive 8% and negative currency translation effects of 16%, orders in the U.S. for the first half were up 17% year-over-year. A&D’s strong growth in Germany in the first six months was offset by order declines at TS and Siemens IT Solutions and Services in this region, compared to the prior-year period.

	Revenue (location of customer)
	Six months ended		% Change
	March 31,		vs. previous year		therein
(€ in millions)	2008	2007	Actual	Adjusted*	Currency	Portfolio
Germany	6,073	6,343	(4)%	(6)%	0%	2%
Europe (other than Germany)	11,978	10,918	10%	8%	(1)%	3%
Americas	9,584	9,085	5%	9%	(12)%	8%
Asia-Pacific	5,707	5,198	10%	8%	(4)%	6%
Africa, Near and Middle East, C.I.S.**	3,152	3,186	(1)%	2%	(3)%	0%
Siemens	36,494	34,730	5%	4%	(4)%	5%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
Revenue in Siemens’ international business rose by 7% year-over-year, including strong organic growth in Europe outside Germany, the Americas and Asia-Pacific. From a Siemens’ Group perspective A&D, Med and

PTD saw double-digit increases in revenue compared to the first six months of the prior year. Within the Americas, new revenue from acquisitions was more than offset by the weakening of the U.S. dollar against the euro between the periods under review. Nevertheless the growth in the U.S. reached 3% year-over-year, led by A&D and Med. On an organic basis, excluding currency translation effects of negative 15% and portfolio effects of positive 10%, U.S. revenues were up 8%. Growth in Asia-Pacific was broad-based, as almost all Groups within Operations posted increases compared to the first six months a year earlier. China contributed 17% growth, on substantial revenue increases at A&D, TS and Osram. While revenue in India came in 2% lower than the prior-year period, the book-to-bill ratio for India rose to 1.5 in the current period. In the Africa, Near and Middle East and C.I.S. region, revenue rose excluding currency translation and portfolio effects, highlighted by 35% growth in Russia. Germany reported lower revenues for the first half of fiscal 2008 compared to the same period a year earlier, as growth at A&D, Med, PTD and Osram was outweighed by declines at TS, PG and Siemens Building Technologies (SBT).

	Six months ended
	March 31,
(€ in millions)	2008	2007	% Change
Gross profit on revenue	10,221	9,728	5%
as percentage of revenue	28.0%	28.0%
Gross profit for the first six months of fiscal 2008 increased 5% year-over-year, in-line with growth in revenue. As a result, gross profit margin remained stable at 28.0%. Gross profit rose significantly at A&D, Med, PTD and I&S, which combined higher revenue with improved gross profit margins. In contrast, PG, TS and Siemens IT Solutions and Services posted a decrease in gross profits, primarily due to the second quarter project charges mentioned above.

	Six months ended
	March 31,
(€ in millions)	2008	2007	% Change
Research and development expenses	(1,765)	(1,539)	15%
as percentage of revenue	4.8%	4.4%	—
Marketing, selling and general administrative expenses	(6,298)	(5,598)	13%
as percentage of revenue	17.3%	16.1%	—
Other operating income	377	318	19%
Other operating expense	(463)	(659)	(30)%
Income from investments accounted for using the equity method, net	209	327	(36)%
Financial income (expense), net	25	41	(39)%
Research and development expenses increased to €1.765 billion from €1.539 billion a year earlier, led by higher outlays at A&D and Med, significantly influenced by business expansion between the periods under review. R&D expenses as a percentage of revenue rose to 4.8% from 4.4% in the previous period.

SG&A expenses rose to €6.298 billion, up from €5.598 billion in the first half of fiscal 2007. While fast-growing Groups within Operations were responsible for a substantial portion of this increase, costs for Corporate items also increased significantly. The latter increase includes costs associated with the transformation of Siemens’ corporate structure including costs at a regional sales organization in Germany.

Other operating income for the first half was higher than in the prior-year period, as increased gains from sales of real estate in the current period more than offset a decline in gains from the sales of businesses. Other operating expense came in below the level in the first six months of fiscal 2007, which included a previously disclosed antitrust penalty of €423 million. While both periods included expenses for outside advisors engaged in compliance investigations, those expenses were substantially higher in the current period at €241 million compared to €13 million a year earlier. Other operating expenses in the six months ended March 31, 2008 also included a goodwill impairment in the amount of €70 million related to the buildings and infrastructure activities which were acquired as part of the VA Technologie AG acquisition in fiscal 2005 and which are included in Other Operations. For comparison, the prior-year period included a goodwill impairment of €52 million at a regional payphone unit included in Other Operations.

Income from investments accounted for using the equity method, net declined year-over-year to €209 million in the current period, due primarily to negative equity investment income of €82 million related to NSN, which was formed between the periods under review, and lower equity investment income related to BSH.

Financial income (expense), net decreased to €25 million, down from €41 million in the first half a year earlier, primarily impacted by higher expenses associated with asset retirement obligations.

	Six months ended
	March 31,
(€ in millions)	2008	2007	% Change
Income from continuing operations before income taxes	2,306	2,618	(12)%
Income taxes	(663)	(711)	(7)%
as percentage of income from continuing operations before income taxes	29%	27%	—
Income from continuing operations	1,643	1,907	(14)%
Income from discontinued operations, net of income taxes	5,244	140	>200%
Net income	6,887	2,047	>200%
Net income attributable to minority interest	71	112	—
Net income attributable to shareholders of Siemens AG	6,816	1,935	>200%
Income from continuing operations before income taxes was €2.306 billion compared to €2.618 billion in the first six months a year earlier. The current period includes lower earnings in the Groups from operations due to substantial project charges especially in the second quarter for PG, TS and Siemens IT Solutions and Services as mentioned above, higher SG&A expenses, as well as a decline in equity investment income year-over-year, primarily due to NSN. The effective tax rate was 29% in the first six months of fiscal 2008 compared to 27% in the prior-year period. As a result, income from continuing operations in the first six months was €1.643 billion, down 14% from €1.907 billion a year earlier.
Discontinued operations include former Com activities as well as SV, which was sold to Continental AG in the first quarter of fiscal 2008. The former Com activities include the enterprise networks business, which is held for disposal, the carrier-related business transferred into NSN between the periods under review, and the mobile devices business sold to BenQ Corporation. In the first six months, income from discontinued operations was €5.244 billion compared to €140 million in the same period a year earlier. The difference is due mainly to an income of approximately €5.4 billion related to SV, including operating results along with a substantial gain on the sale of the business. The result for former Com activities in the first six months was a negative €188 million, including severance charges and an impairment of long-lived assets at the enterprise networks business, as well as expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters. In the prior-year period the result was a negative €63 million, as an impairment at the enterprise networks business more than offset positive earnings from the carrier activities. For additional information with respect to discontinued operations, see “Notes to Interim Consolidated Financial Statements.”
Net income for Siemens in the first six months was €6.887 billion, compared to €2.047 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €6.816 billion, up from €1.935 billion in the prior-year.
Portfolio activities
At the beginning of November 2007, we completed our acquisition of Dade Behring. Med is now integrating Dade Behring into its Diagnostics division together with two other acquisitions made in prior years: Diagnostic Products Corporation (DPC) and the diagnostics division of Bayer AG (Bayer). The acquisition of Dade Behring expands Med’s position in the growing laboratory diagnostics market and is strongly complementary to the prior Diagnostics acquisitions. The aggregate consideration, including the assumption of debt, amounts to approximately €4.9 billion (including €69 million cash acquired). We have not yet finalized the purchase price allocation (PPA) for this transaction. More information on PPA and integration costs related to the acquisitions mentioned here are described in more detail below in “Segment information analysis.”
At the beginning of December 2007, we closed the sale of SV to Continental AG of Germany. Aggregate consideration was approximately €11.4 billion net of cash sold.
We completed certain other portfolio transactions during the first six months of fiscal 2008 which did not have a significant effect on our Interim Consolidated Financial Statements. For further information on acquisitions and dispositions, see “Notes to Interim Consolidated Financial Statements.”

Segment information analysis
Operations
Automation and Drives (A&D)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2008	2007	Actual	Adjusted*	2008	2007	Actual	Adjusted**
Group profit	712	526	35%		1,367	976	40%
Group profit margin	16.7%	14.2%			16.4%	13.7%

Revenue	4,271	3,711	15%	11%	8,359	7,101	18%	14%
New orders	4,814	4,154	16%	14%	9,597	8,173	17%	14%

*	Excluding currency translation effects of (3)% and (4)% on revenue and orders, respectively, and portfolio effects of 7% and 6% on revenue and orders, respectively.

**	Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of 7% and 6% on revenue and orders, respectively.
A&D’s second-quarter Group profit was €712 million, as the Group operated at high capacity utilization in a strong market for automation and control solutions. Group profit includes PPA effects and integration costs related to A&D’s product lifecycle management (PLM) software business, acquired between the periods under review, and the acquisition of Flender Holdings GmbH. PPA effects were €35 million and integration costs were €2 million in the current quarter, compared to PPA effects of €10 million in the prior-year period. Revenue for A&D climbed 15% year-over-year, to €4.271 billion, and second-quarter orders rose 16%, to €4.814 billion. These topline figures included double-digit growth in Germany as well as internationally. During the quarter, Siemens entered into an agreement to sell A&D’s wireless modules business to a consortium with complementary expertise in the global machine-to-machine (M2M) modules business. Siemens also initiated a carve-out of A&D’s electronics assembly business.
Group profit for the first six months of fiscal 2008 rose 40% at A&D, to €1.367 billion, despite significantly higher PPA effects of €93 million and integration costs of €7 million only partly offset by a gain of €36 million in the prior quarter on the sale of a business. A year earlier, PPA effects in the first half amounted to €20 million. Including the new volume from UGS, A&D increased six-month orders by 17%, to €9.597 billion, and revenue by 18%, to €8.359 billion, with double-digit growth in all major regions of the world.
Industrial Solutions and Services (I&S)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2008	2007	Actual	Adjusted*	2008	2007	Actual	Adjusted**
Group profit	167	100	67%		288	190	52%
Group profit margin	7.8%	4.6%			6.6%	4.5%

Revenue	2,128	2,172	(2)%	2%	4,379	4,245	3%	7%
New orders	2,602	2,434	7%	12%	5,894	5,491	7%	11%

*	Excluding currency translation effects of (4)% and (5)% on revenue and orders, respectively.

**	Excluding currency translation effects of (4)% on revenue and orders.
I&S posted Group profit of €167 million in the second quarter of fiscal 2008, benefiting from a €30 million gain on the sale of its hydrocarbon service business as well as payment of a performance incentive related to a large postal automation contract in the U.S. Revenue was €2.128 billion in the second quarter, near the prior-year level, and orders rose 7% year-over-year, to €2.602 billion. Both topline figures include negative currency translation effects and somewhat lower demand in Germany compared to the second quarter a year earlier.
Group profit for the first half of fiscal 2008 at I&S climbed 52% year-over-year, to €288 million, as all divisions posted higher earnings year-over-year. The strongest earnings contributions came from Metal Technologies and Infrastructure Logistics, which included the performance incentive mentioned above. Group profit in the current period also benefited from the €30 million divestment gain mentioned above. Both revenue and orders for the first half rose compared to the prior year, despite negative currency translation effects. I&S expanded its water treatment business in Asia-Pacific with an acquisition in the second quarter. After the close of the quarter, I&S extended its capabilities with an acquisition in its metal technologies business.
Siemens Building Technologies (SBT)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2008	2007	Actual	Adjusted*	2008	2007	Actual	Adjusted**
Group profit	90	100	(10)%		168	172	(2)%
Group profit margin	7.5%	7.5%			7.0%	6.8%

Revenue	1,201	1,335	(10)%	(5)%	2,402	2,548	(6)%	(1)%
New orders	1,333	1,364	(2)%	2%	2,628	2,750	(4)%	0%

*	Excluding currency translation effects of (5)% on revenue and orders, and portfolio effects of 1% on orders.

**	Excluding currency translation effects of (4)% on revenue and orders, and portfolio effects of (1)% on revenue.
Group profit at SBT was €90 million in the second quarter of fiscal 2008. Group profit margin remained level year-over-year, even as revenue declined to €1.201 billion from the prior-year level which included completion of major projects in Europe and the Middle East. Orders totaled €1.333 billion. Both topline figures include negative currency effects related primarily to SBT’s U.S. business.
SBT’s Group profit for the first half of fiscal 2008 declined slightly compared to the prior year. Both revenue and orders came in lower, in the current period primarily due to strong negative currency translation effects in the Group’s U.S. business.
Osram

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2008	2007	Actual	Adjusted*	2008	2007	Actual	Adjusted**
Group profit	122	125	(2)%		248	248	0%
Group profit margin	10.3%	10.5%			10.4%	10.5%

Revenue	1,188	1,189	(0)%	6%	2,381	2,363	1%	6%
New orders	1,188	1,189	(0)%	6%	2,381	2,363	1%	6%

*	Excluding currency translation effects of (7)% on revenue and orders, and portfolio effects of 1% on revenue and orders.

**	Excluding currency translation effects of (6)% on revenue and orders, and portfolio effects of 1% on revenue and orders.
Osram delivered €122 million in Group profit in the second quarter of fiscal 2008, on revenue of €1.188 billion. The Group’s continued rapid growth in Asia-Pacific and other emerging markets was offset by strong negative currency translation effects in Osram’s large NAFTA business, keeping reported results for the quarter near the level of the prior-year period.
First-half year Group profit at Osram matched the level a year earlier. While revenue and orders in the Americas declined on negative currency translation effects, growth in Asia-Pacific and other emerging markets resulted in higher six-month revenue and orders for the Group as a whole. After the close of the quarter, Osram announced an agreement to sell its Global Tungsten & Powders unit. Completion of the transaction is subject to regulatory review.

Transportation Systems (TS)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2008	2007	Actual	Adjusted*	2008	2007	Actual	Adjusted**
Group profit	(153)	58			(131)	105
Group profit margin	(15.6)%	5.0%			(6.5)%	4.7%

Revenue	982	1,161	(15)%	(14)%	2,030	2,234	(9)%	(8)%
New orders	838	714	17%	19%	2,278	1,933	18%	20%

*	Excluding currency translation effects of (1)% and (2)% on revenue and orders, respectively.

**	Excluding currency translation effects of (1)% and (2)% on revenue and orders, respectively.
In the second quarter of fiscal 2008, TS took €209 million in charges and posted a loss of €153 million. The largest single charge in the quarter related to the Shanghai Transrapid monorail. A majority of the charges resulted from a substantially completed review of projects at TS, including Combino. Revenue of €982 million came in lower than the prior-year period, due in part to lower billings on large projects in the Turnkey Systems division. Orders in both periods under review included a relatively low number of major new contracts.
TS recorded a loss of €131 million in the first half of fiscal 2008, including the charges related to the project review mentioned above as well as €32 million in additional charges related to Combino in the first quarter. While the first half a year earlier also included charges at major projects, they were largely offset by a €76 million net gain on the sale of the Group’s locomotive leasing business. Lower billings at large projects in the Turnkey Systems division contributed to the decline in first-half revenue compared to the prior-year. Orders increased 18% year-over-year to €2.278 billion, as TS booked a higher number of major orders in the first six months than in the same period a year earlier. TS intends to realign its organization and adjust its cost structure in coming quarters.
Power Generation (PG)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2008	2007	Actual	Adjusted*	2008	2007	Actual	Adjusted**
Group profit	(221)	330			(86)	499
Group profit margin	(7.5)%	10.7%			(1.5)%	8.6%

Revenue	2,932	3,072	(5)%	1%	5,901	5,798	2%	6%
New orders	6,062	5,017	21%	29%	11,954	10,034	19%	24%

*	Excluding currency translation effects of (6)% and (8)% on revenue and orders, respectively.

**	Excluding currency translation effects of (5)% and (6)% on revenue and orders, respectively, and portfolio effects of 1% on revenue and orders.
PG completed a review of project risks in its fossil power turnkey solutions business in the second quarter. The review identified resource constraints leading to project delays, expiring supplier price agreements, and significantly higher commodity prices. Based on the review, the Group recorded charges of €559 million in the fossil power turnkey business and posted a loss of €221 million in the second quarter compared to Group profit of €330 million in the same period a year earlier. The largest single impact was €163 million at a technically challenging project in Finland (Olkiluoto), which was less than 50% complete at the close of the quarter. PG expects negative margin impacts in coming quarters, stemming from the project review mentioned above. The other businesses within PG were all profitable in both periods under review. These include wind power, industrial applications, products, and plant services. Equity investment income at PG was €21 million for the quarter, including a positive contribution from Areva NP. In the prior-year period, equity investments produced a negative result. PG’s revenue in the current quarter includes a reduction of approximately €200 million due to revised estimates of completion at some projects. Reported revenue also reflects negative currency translation effects related to growth in the Americas. Orders climbed 21%, to €6.062 billion, as demand more than doubled in the wind and product businesses compared to the same quarter a year earlier and PG won several new orders for high-efficiency combined-cycle power plants.
PG’s loss of €86 million in the first six months of fiscal 2008 was largely due to the project review charges in the second quarter of fiscal 2008 mentioned above in the fossil power turnkey solutions business as well as further charges of approximately €200 million involving a number of large projects, booked in the first quarter of fiscal 2008. A year earlier, charges in this business in the first half-year were lower and confined more particularly to the project in Finland. Most of PG’s other businesses turned in higher earnings in the current period compared to the prior-year period. Similarly, equity investment income showed a positive swing year-over-year, contributing €36 million to Group profit in the current six months compared to a negative €1 million in the prior-year period. PG’s revenue in the first half increased to €5.901 billion, despite the revenue reduction noted above. Orders jumped 19% year-over-year, to €11.954 billion, from an already high basis of comparison in the prior-year. Major orders were most numerous in Europe and the Americas. PG continues to emphasize more selective order intake and increased engineering and project management capabilities, particularly in the fossil power turnkey solutions business. Equity investment income is expected to remain volatile in coming quarters.
Power Transmission and Distribution (PTD)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2008	2007	Actual	Adjusted*	2008	2007	Actual	Adjusted**
Group profit	220	143	54%		424	273	55%
Group profit margin	11.6%	8.1%			11.0%	7.8%

Revenue	1,903	1,756	8%	13%	3,859	3,484	11%	15%
New orders	2,864	2,476	16%	23%	5,673	5,622	1%	5%

*	Excluding currency translation effects of (5)% and (7)% on revenue and orders, respectively.

**	Excluding currency translation effects of (4)% on revenue and orders.
PTD’s second-quarter Group profit jumped 54%, to €220 million. Group profit margin also rose significantly, on a favorable product mix and economies of scale associated with higher revenue. This latter development was particularly evident in results for the Group’s three largest businesses. PTD as a whole delivered 8% revenue growth and 16% order growth, showing its ability to respond to varying regional cycles in the global market for secure, high-efficiency power transmission and distribution. While revenue in the current period reflects significant order growth in Europe and Asia Pacific in prior periods, new contracts in the second quarter came primarily from robust demand in Africa and the Middle East.
First-half Group profit at PTD climbed 55% year-over-year, to €424 million, for the same reasons given above for the second quarter. All divisions within the Group increased their revenues, and strong operating leverage in the Group’s larger divisions generated sharply higher profits and earnings margins. Orders rose to €5.673 billion, an increase compared to the strong prior-year period despite negative currency translation effects.
Medical Solutions (Med)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2008	2007	Actual	Adjusted*	2008	2007	Actual	Adjusted**
Group profit	341	332	3%		673	636	6%
Group profit margin	12.5%	13.4%			12.5%	13.9%

Revenue	2,722	2,470	10%	2%	5,375	4,572	18%	2%
New orders	2,790	2,544	10%	1%	5,596	4,755	18%	3%

*	Excluding currency translation effects of (9)% and (8)% on revenue and orders, respectively, and portfolio effects of 17% on revenue and orders.

**	Excluding currency translation effects of (7)% on revenue and orders, and portfolio effects of 23% and 22% on revenue and orders, respectively.
Med delivered Group profit of €341 million in the second quarter of fiscal 2008. Group profit margin was strongly influenced by PPA effects and integration costs associated with acquisitions by Med’s Diagnostics division, including the acquisition of Dade Behring between the periods under review. These factors took approximately 370 basis points from Group profit margin, including PPA effects of €50 million and integration costs of €52 million. A year earlier, PPA and integration costs were €37 million and €9 million, respectively, taking 190 basis points from Group profit margin. Furthermore, these prior-period effects were largely offset by gains on divestments as well as from the sale of a portion of Med’s stake in a joint venture, Draeger Medical AG

& Co. Including the PPA and integration effects mentioned above, the Diagnostics division posted earnings of €50 million on revenue of €817 million in the current quarter. Med’s imaging and IT business continued to deliver solid profitability despite increasing challenges in market conditions. Second-quarter revenue and orders rose 10% year-over-year, as new volume from the Dade Behring acquisition more than offset significant negative currency translation effects in the U.S. Med also won a major order from a particle therapy center, the first of its kind in northern Germany.
Med delivered €673 million in Group profit in the first half of fiscal 2008, up 6% from €636 million in the same period a year earlier. While Med’s imaging and IT businesses contributed the majority of Group profit in both periods, the Diagnostics division significantly increased its earnings contribution year-over-year despite substantial PPA and integration costs. Benefiting from the Dade Behring acquisition between the periods under review, Diagnostics posted €116 million in earnings on €1.529 billion in revenue in the current six months, compared to €47 million in earnings on €570 million in the prior-year period. PPA effects totaled €101 million (including €19 million of non-recurring inventory step-up charges) for the first half-year and integration costs totaled €87 million, cutting the Group profit margin for Med overall by 350 basis points. A year earlier, PPA effects and integration costs in the first half were €44 million (including €13 million of non-recurring inventory step-up charges) and €15 million, respectively, reducing Group profit margin by 130 basis points. These effects in the prior-year period were partly offset by divestment gains mentioned above. Six-month revenue and orders for Med rose 18% year-over-year, as new volume from acquisitions more than offset strong negative currency translation effects.
Siemens IT Solutions and Services

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2008	2007	Actual	Adjusted*	2008	2007	Actual	Adjusted**
Group profit	(35)	80			35	106	(67)%
Group profit margin	(2.8)%	5.9%			1.3%	4.0%
Revenue	1,266	1,351	(6)%	(4)%	2,606	2,665	(2)%	(1)%
New orders	1,445	1,106	31%	38%	2,670	2,467	8%	10%

*	Excluding currency translation effects of (3)% and (5)% on revenue and orders, respectively, and portfolio effects of 1% and (2)% on revenue and orders, respectively.

**	Excluding currency translation effects of (2)% and (3)% on revenue and orders, respectively, and portfolio effects of 1% on revenue and orders.
Results for Siemens IT Solutions and Services in the second quarter of fiscal 2008 were influenced strongly by charges at projects in the U.K. These charges had a net earnings impact of €89 million, leading to a loss of €35 million in the current quarter. Revenues declined to €1.266 billion in part due to cancellation of a large contract. In contrast, second-quarter orders rose sharply, to €1.445 billion, as the Group became the lead vendor to NSN for IT infrastructure services and won a major digital media contract from the BBC in England.
Results for Siemens IT Solutions and Services in the first half of fiscal 2008 largely reflect the factors mentioned above for the second quarter, as the project charges led to a decline in Group profit. Primarily the project cancellation and negative currency translation effects held revenue below the prior-year level, and orders climbed on the strength of the major new contracts with external customers mentioned above.
Strategic Equity Investments (SEI)
SEI includes results at equity from three companies in which Siemens holds a strategic equity stake: NSN, BSH, and Fujitsu Siemens Computers (Holding) B.V. (FSC). SEI contributed equity investment income of €14 million in the second quarter compared to €99 million in the same period a year earlier. The largest factor in this decline was NSN, which became part of SEI between the periods under review. NSN took charges of €100 million in the current quarter, primarily involving integration costs. As a result, Siemens incurred an equity investment loss of €45 million related to NSN in the current quarter.
Equity investment income for the first half of fiscal 2008 was €40 million, down from €151 million in the prior-year period. The decline was mainly due to NSN, which reported €220 million in charges for restructuring and integration programs. As a result, Siemens incurred an equity investment loss of €82 million at NSN.

Other Operations
Other Operations consist of centrally held business activities, shared services and other costs not allocated to a Group. In the second quarter of fiscal 2008, Siemens determined a course of action for each of the activities within Other Operations and began executing corresponding measures. Options under this transformation program include integration into an existing Siemens Group, divestment, joint venture or closure. Partly as a result of the program, sales for Other Operations declined to €630 million from €743 million in the prior-year quarter, and the loss from Other Operations narrowed to a negative €54 million from a negative €112 million in the second quarter a year earlier. Within business activities, earnings at Siemens Home and Office Communications Devices (SHC) remained stable near break-even. The closure of a regional payphone unit in Europe entailed €46 million in expenses, primarily for severance. In the prior-year period, this business had an impairment of €52 million. Regional expenses not allocated to the Groups decreased compared to the prior-year period.
For the first half of the fiscal year, the result of Other Operations was a negative €118 million compared to a negative €97 million in the prior-year. The difference is due primarily to a goodwill impairment of €70 million in the first quarter related to a buildings and infrastructure business that is held for disposal. SHC was profitable in both six-month periods, and costs not directly related to business activities declined year-over-year. Sales for Other Operations in the first six months of fiscal 2008 were €1.338 billion, down from €1.543 billion in the prior-year period.
Reconciliation to financial statements
Reconciliation to financial statements includes various categories of items which are not allocated to the Groups because the Managing Board has determined that such items are not indicative of Group performance.
Corporate items, pensions and eliminations
Corporate items, pensions and eliminations totaled a negative €499 million in the second quarter compared to a negative €169 million in prior-year period. The increase is due primarily to Corporate items, which totaled a negative €506 million compared to a negative €210 million in the same quarter a year ago. The largest factor within this change was an increase in costs for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. These expenses rose to €148 million from €13 million in the prior-year quarter. Corporate items in the current period also include costs associated with the transformation of Siemens’ corporate structure. The largest of these was €64 million related to a regional sales organization in Germany, primarily including an impairment. Finally, the current quarter includes a €32 million donation to the Siemens Foundation in the U.S., which conducts prestigious national competitions and scholarship programs in mathematics, science and engineering.
In the first half of fiscal 2008, Corporate items, pensions and eliminations totaled a negative €792 million compared to a negative €820 million a year earlier. In the current period, expenses for outside advisors engaged in compliance investigations were significantly higher year-over-year, at €241 million compared to €13 million in the prior-year period. The current period also includes the factors mentioned above for the second quarter. The prior-year period included a €423 million antitrust penalty imposed by the European Commission on major providers of gas-isolated switchgear, effects related to hedging activities not qualifying for hedge accounting, and €54 million primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG.
Other interest expense
Other interest expense of Operations for the second quarter of fiscal 2008 was €74 million compared to €141 million a year earlier. The change year-over-year was mainly due to a decrease in intra-company financing of Operations by Corporate Treasury. For the first half of fiscal 2008 interest expense was €195 million compared to €229 million a year earlier.

Financing and Real Estate
Siemens Financial Services (SFS)

	Second quarter			Six months ended March 31,
(€ in millions)	2008	2007	% Change	2008	2007	% Change
Income before income taxes	101	137	(26)%	178	220	(19)%

				March 31, 2008	Sept. 30, 2007

Total assets				8,792	8,912	(1)%

Income before income taxes at SFS was €101 million in the second quarter of fiscal 2008 compared to €137 million in the same period a year earlier. While both periods benefited from special dividends resulting from divestment gains by a company in which SFS holds an equity position, the dividend was higher in the prior-year quarter.
For the first half of fiscal 2008, income before income taxes was €178 million, down from €220 million a year earlier, with both periods benefiting from the special dividends mentioned above. The prior-year period also included a gain on a sale of an investment in the Equity Division.
Siemens Real Estate (SRE)

	Second quarter			Six months ended March 31,
(€ in millions)	2008	2007	% Change	2008	2007	% Change
Income before income taxes	60	42	43%	199	111	79%

Revenue	416	414	0%	810	835	(3)%

				March 31, 2008	Sept. 30, 2007

Total assets				3,167	3,091	2%

Income before income taxes at SRE in the second quarter of fiscal 2008 was €60 million, up from €42 million a year earlier on increased gains from real estate sales.
The increase of 79% in income before income taxes for the first half of fiscal 2008 was also due primarily to higher gains from sales of real estate. Disposals of real estate are expected to increase in coming quarters.
Eliminations, reclassifications and Corporate Treasury
Income before income taxes from Eliminations, reclassifications and Corporate Treasury was a negative €2 million compared to a positive €31 million in the same period a year earlier. The difference was mainly due to negative results from hedging activities not qualifying for hedge accounting and lower interest income from intra-company financing.
In the first half of fiscal 2008, income before income taxes from eliminations, reclassifications and Corporate Treasury was €8 million compared to €77 million in the first half a year earlier. The difference year-over-year was mainly due to negative results from hedging activities not qualifying for hedge accounting.

SUPPLEMENTAL DATA
SIEMENS
Reconciliation to EBITDA (continuing operations)
(in millions of €)
The following table gives additional information on topics included in Group profit and Income before income taxes and provides a reconciliation to EBITDA (adjusted):
For the six months ended March 31, 2008 and 2007 (in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Group profit		method, net(1)		(expense), net(2)		(adjusted)(3)		Amortization(4)		and goodwill(5)		(adjusted)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Operations Groups
Automation and Drives (A&D)	1,367	976	—	2	3	1	1,364	973	105	38	124	106	1,593	1,117
Industrial Solutions and Services (I&S)	288	190	5	10	(1)	—	284	180	13	20	32	36	329	236
Siemens Building Technologies (SBT)	168	172	1	1	3	(2)	164	173	30	29	29	37	223	239
Osram	248	248	2	—	—	2	246	246	12	15	102	108	360	369
Transportation Systems (TS)	(131)	105	1	1	(3)	(4)	(129)	108	1	2	35	25	(93)	135
Power Generation (PG)	(86)	499	36	(1)	(5)	(3)	(117)	503	26	36	80	75	(11)	614
Power Transmission and Distribution (PTD)	424	273	12	8	1	7	411	258	11	9	39	38	461	305
Medical Solutions (Med)	673	636	15	42	9	17	649	577	135	105	164	100	948	782
Siemens IT Solutions and Services	35	106	23	2	7	—	5	104	23	30	88	112	116	246
Strategic Equity Investments (SEI)	40	151	40	151	—	—	—	—	—	—	—	—	—	—
Other Operations	(118)	(97)	1	4	1	(6)	(120)	(95)	17	24	102	86	(1)	15

Total Operations Groups	2,908	3,259	136	220	15	12	2,757	3,027	373	308	795	723	3,925	4,058
Reconciliation to financial statements
Corporate items, pensions and eliminations	(792)	(820)	38	64	68	12	(898)	(896)	42	24	(18)	(34)	(874)	(906)
Other interest income/expense	(195)	(229)	—	—	(195)	(229)	—	—	—	—	—	—	—	—

Total Operations	1,921	2,210	174	284	(112)	(205)	1,859	2,131	415	332	777	689	3,051	3,152

	Income before
	income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	178	220	35	33	113	178	30	9	2	2	139	125	171	136
Siemens Real Estate (SRE)	199	111	—	10	(26)	(52)	225	153	—	—	79	77	304	230

Total Financing and Real Estate	377	331	35	43	87	126	255	162	2	2	218	202	475	366

Eliminations, reclassifications and Corporate Treasury	8	77	—	—	50	120	(42)	(43)	—	—	—	—	(42)	(43)

Siemens	2,306	2,618	209	327	25	41	2,072	2,250	417	334	995	891	3,484	3,475

(1)	Includes impairment of investments accounted for using the equity method.

(2)	Includes impairment of non-current available-for-sale financial assets.

(3)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(4)	Amortization and impairments of intangible assets other than goodwill.

(5)	Includes impairments of goodwill of €73 and €52 in the first six months of fiscal 2008 and 2007, respectively.

Liquidity, capital resources and capital requirements
Cash flow — First six months of fiscal 2008 compared to first six months of fiscal 2007
The following discussion presents an analysis of Siemens’ cash flows for the first six months of fiscal 2008 and 2007. The first table below presents cash flows for both continuing and discontinued operations. The latter category includes SV, which was sold to Continental AG between the periods under review, as well as the former Com activities, particularly the enterprise networks business, which is held for sale, and the carrier-related business which was transferred into NSN. For further information on discontinued operations, see “Notes to Interim Consolidated Financial Statements.” The second table below focuses on continuing operations.
Both tables conclude with a performance measure, Free cash flow, which is defined as “Net cash provided by (used in) operating activities” less cash used for “Additions to intangible assets and property, plant and equipment.” We believe this measure is helpful to our investors as an indicator of our ability to generate cash from operations and to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. For further information about this measure, refer to “Notes to Interim Consolidated Financial Statements — Segment information.”

						Continuing and
		Continuing operations		Discontinued operations		discontinued operations
		Six months ended March 31,
(€ in millions)		2008	2007	2008	2007	2008	2007
Net cash provided by (used in):
Operating activities	A	2,756	3,609	(583)	(1,192)	2,173	2,417
Investing activities		(5,947)	(5,759)	10,853	(435)	4,906	(6,194)
Herein: Additions to intangible assets and property, plant and equipment	B	(1,350)	(1,350)	(127)	(332)	(1,477)	(1,682)
Free cash flow*	A+B	1,406	2,259	(710)	(1,524)	696	735

*	The closest comparable financial measure under IFRS is “Net cash provided by (used in) operating activities.” “Net cash provided by (used in) operating activities” from continuing operations as well as from continuing and discontinued operations is reported within the “Consolidated Statements of Cash Flow” for Siemens as a whole as well as for the components of Siemens (see table below). Refer to “Notes to Interim Consolidated Financial Statements” for information on the reconciliation of cash flow used for “Additions to intangible assets and property, plant and equipment” as reported in this table and the table below with the line item “Additions to intangible assets and property, plant and equipment” as reported within the “Consolidated Statements of Cash Flow.” Other companies that report Free cash flow may define and calculate it differently.
Operating activities provided net cash of €2.173 billion in the first six months, compared to net cash provided of €2.417 billion in the same period of the prior-year. These results include both continuing operations and discontinued operations. Within the total, continuing operations provided net cash of €2.756 billion compared to €3.609 billion a year earlier. Discontinued operations improved to net cash used of €583 million in the current period, compared to net cash used of €1.192 billion in the prior period which included a substantially higher build up of net working capital, particularly receivables. The current period includes a €201 million payment for a previously disclosed fine imposed by the Munich district court, which is related to the investigation of former Com activities by the Munich Office of Public Prosecution.
Investing activities in continuing operations and discontinued operations provided net cash of €4.906 billion in the first six months of fiscal 2008 compared to net cash used of €6.194 billion in the prior-year period. Within the total, continuing operations in the first half used net cash of €5.947 billion compared to net cash used of €5.759 billion a year earlier. Discontinued operations provided €10.853 billion in net cash during the current period, due primarily to proceeds of approximately €11.4 billion from the sale of SV.

				SFS, SRE and
Continuing operations		Operations		Corporate Treasury*		Siemens
		Six months ended March 31,
(€ in millions)		2008	2007	2008	2007	2008	2007
Net cash provided by (used in):
Operating activities	A	1,503	1,901	1,253	1,708	2,756	3,609
Investing activities		(5,209)	(5,313)	(738)	(446)	(5,947)	(5,759)
Herein: Additions to intangible assets and property, plant and equipment	B	(983)	(1,067)	(367)	(283)	(1,350)	(1,350)
Free cash flow	A+B	520	834	886	1,425	1,406	2,259

*	Also includes eliminations and reclassifications.
Within Operations, net cash provided by operating activities from continuing operations decreased to €1.503 billion in the first six months of fiscal 2008 compared to net cash provided of €1.901 billion in the same period a year earlier. The decrease was driven by lower income from continuing operations as well as by increased cash outflows related to net working capital. PG and Med were impacted by a higher increase in net inventories year-over-year, while PG benefited from substantially higher billings in excess of costs compared to the prior-year period. Within Corporate Treasury and Financing and Real Estate, operating activities from continuing operations provided net cash of €1.253 billion in the first six months, compared to net cash provided of €1.708 billion in the same period a year earlier. The current period includes positive effects related to foreign currency derivatives, whereas the prior period benefited from the reduction of accounts receivable related to the transfer of carrier activities into NSN. For Siemens overall, net cash provided by operating activities from continuing operations amounted to €2.756 billion in the first six months of fiscal 2008, compared to €3.609 billion in the prior-year period.
Net cash used in investing activities in continuing operations was €5.209 billion within Operations in the first six months of fiscal 2008 largely unchanged from the prior-year level of €5.313 billion. Cash outflows in the current period primarily related to the acquisition of Dade Behring at Med for approximately €4.4 billion (net of €69 million cash acquired), while the prior-year period included €4.2 billion related to the acquisition of Bayer’s diagnostic business at Med as well as a payment to acquire AG Kühnle, Kopp & Kausch at PG. Corporate Treasury and Financing and Real Estate used net cash in investing activities in continuing operations of €738 million in the current period compared to €446 million cash used in the prior-year period. Siemens as a whole used net cash in investing activities in continuing operations of €5.947 billion in the first six months of fiscal 2008 compared to net cash used of €5.759 billion in the same period a year earlier.
Free cash flow from continuing operations for Siemens amounted to €1.406 billion in the first six months, compared to €2.259 billion in the same period a year earlier. The change year-over-year is due to the decrease in net cash provided by operating activities within Operations and Corporate Treasury and Financing and Real Estate activities as discussed above. Cash used for additions to intangible assets and property, plant and equipment remained stable year-over-year. The cash conversion rate for continuing operations, calculated as Free cash flow from continuing operations divided by income from continuing operations, was 0.86 for the first half of fiscal 2008.
Financing activities from continuing and discontinued operations used net cash of €6.005 billion compared to net cash provided of €415 million in the first six months a year earlier. The current period includes substantially higher cash used for the purchase of common stock, at €1.998 billion compared to €101 million a year earlier. Within the current total is approximately €1.6 billion related to the share buyback tranche launched in January. In addition, the Company incurred cash outflows of approximately €0.4 billion during the first half of April 2008 to complete the first tranche. Short-term debt was reduced by €1.571 billion in the current period, mainly due to repayment of commercial paper and medium-term notes as well as repayment of debt originally raised by Dade Behring in the amount of €0.4 billion. In the first half a year earlier, the issuance of commercial paper programs contributed to a net increase in short-term debt of €3.116 billion. Dividends paid to shareholders (for fiscal 2007) in the current six months amounted to €1.462 billion, compared €1.292 billion (paid for fiscal 2006) in the prior-year period.
Capital resources and requirements
Our capital resources consist of a variety of short- and long-term financial instruments including loans from financial institutions, commercial paper, medium-term notes and bonds. In addition, other capital resources consist of liquid resources such as cash and cash equivalents, future cash flows from operating activities and current available-for-sale financial assets.

Total liquidity refers to the liquid financial assets we had available at the respective balance sheet date to fund our business operations and pay for near term obligations. Total liquidity comprises cash and cash equivalents and available-for-sale financial assets. Net liquidity results from total liquidity less total debt. Total debt as stated on the Consolidated Balance Sheets relates to our commercial paper, medium-term notes, bonds, loans from banks and other financial indebtedness such as obligations under finance leases. We use the net liquidity measure for internal corporate finance management, as well as for external communication with investors, analysts and rating agencies. “Net liquidity” should not be interpreted as signifying that the relevant amount is entirely free for discretionary application.

	March 31,	September 30,
(€ in millions)	2008	2007
Cash and cash equivalents	5,614	4,005
Current available-for-sale financial assets	163	193
Total liquidity	5,777	4,198
Short-term debt and current maturities of long-term debt	3,560	5,637
Long-term debt	9,420	9,860
Total debt	12,980	15,497

Net liquidity	(7,203)	(11,299)
Net liquidity increased from a negative €11.299 billion as of September 30, 2007 to a negative €7.203 billion as of March 31, 2008. For further information please see the discussion of cash flows above.
Our capital requirements include scheduled debt service, regular capital spending, ongoing cash requirements from operating activities and capital requirements for our share buyback program (for further information please refer to “Cash flow — First six months of fiscal 2008 compared to first six months of fiscal 2007”).
Pension plan funding
At the end of the first six months of fiscal 2008, the combined funding status of Siemens’ principal pension plans was balanced, compared to an underfunding of €1.0 billion at the end of fiscal 2007. The improvement in funding status is due primarily to a significant increase in the discount rate assumption at March 31, 2008, which reduced Siemens’ estimated defined benefit obligation (DBO). Contributions and the disposal of Siemens VDO pension liabilities also had a positive influence. Taken together, these factors more than offset the negative effect of service and interest cost on the defined benefit obligation and a negative actual return on plan assets. While fixed-income investments yielded positive results in the first six months, a negative performance in equity investments resulted in an actual return on plan assets of a loss of €943 million. This represents a negative 8.2% return on an annualized basis, compared to the expected annual return of 6.5%.
The fair value of plan assets of Siemens’ principal funded pension plans as of March 31, 2008, was €22.0 billion, compared to €24.0 billion as of September 30, 2007. In the first six months of fiscal 2008, employer contributions amounted to €450 million compared to €517 million in the first six months of the prior period. Beside the negative actual return on plan assets, the decrease in plan assets was due to benefits paid during the six-month period, currency translation effects and the disposal of Siemens VDO pension assets.
The DBO for Siemens’ principal pension plans amounted to €22.0 billion as of March 31, 2008, approximately €3.0 billion lower than the DBO of €25.0 billion as of September 30, 2007. The difference is due to a significant increase in the discount rate assumption at March 31, 2008, currency translation effects and the disposal of Siemens VDO pension liabilities. Altogether these factors strongly outweighed the negative effect of service and interest cost less benefits paid during the first six months of the current period.
For more information on Siemens’ pension plans, see “Notes to Interim Consolidated Financial Statements.”
Risk management
Within the scope of its entrepreneurial activities and the variety of its operations, Siemens is exposed to numerous risks which could negatively affect business development. For the early recognition and successful management of relevant risks we employ a number of coordinated risk management and control systems. Risk management facilitates the sustainable protection of our future corporate success as an integral part of all decisions and business processes of the Company.
In Siemens’ Annual Report for fiscal 2007 we described the risks which could have a material adverse effect on our financial condition or results of operations and also the design of our risk management system.
For significant developments regarding project risks, risk related to portfolio activities and legal, compliance and regulatory developments, please refer to the sections entitled “Segment information analysis”, “Legal proceedings” and “Outlook” within this Interim Report.
During the first six months of fiscal 2008 we identified no further significant risks besides those presented in the Annual Report for fiscal 2007 and the sections entitled “Segment information analysis”, “Legal proceedings” and “Outlook” within this Interim Report. Additional risks not known to us or that we currently consider immaterial could also impair our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of the Company’s business.
For information concerning forward-looking statements and additional information, please also refer to “Outlook” and the “Disclaimer” at the end of the “Interim group management report.”
Legal Proceedings
For information on legal proceedings, see “Notes to Interim Consolidated Financial Statements”.
outlook
Siemens expects organic revenue to grow at twice the rate of GDP growth in fiscal 2008 and that full-year Group profit from Operations and income from continuing operations will match the levels achieved in fiscal 2007. This outlook excludes earnings impacts that may arise from legal and regulatory matters, which are not yet quantifiable, and from measures that may be taken as part of Siemens’ transformation programs, including SG&A reduction. Within discontinued operations, divestment of the enterprise networks business is expected to result in a substantial loss.
Our business, financial condition or results of operation could suffer material adverse effects as a result of certain other risks. For an overview of the Company’s risk factors as well as its opportunities see “Risk management” in this Interim group management report and in our Annual Report for fiscal 2007.

EBITDA (adjusted), Return on capital employed (ROCE), Free cash flow and Cash conversion rate are non-GAAP financial measures. Information for a reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/ir -> Financial Publications -> Quarterly Reports. “Group profit from operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” in the table “Segment Information.”
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigations we are currently subject to in Germany, the United States and elsewhere; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended March 31, 2008 and 2007
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2008	2007	2008	2007	2008	2007	2008	2007
Revenue	18,094	18,001	(391)	(370)	17,886	17,784	599	587
Cost of goods sold and services rendered	(13,178)	(12,738)	391	370	(13,059)	(12,646)	(510)	(462)

Gross profit	4,916	5,263	—	—	4,827	5,138	89	125
Research and development expenses	(918)	(814)	—	—	(918)	(814)	—	—
Marketing, selling and general administrative expenses	(3,243)	(2,926)	—	—	(3,178)	(2,833)	(65)	(93)
Other operating income	187	105	(22)	(17)	139	78	70	44
Other operating expense	(257)	(161)	(1)	(2)	(251)	(154)	(5)	(5)
Income from investments accounted for using the equity method, net	101	184	—	—	84	158	17	26
Financial income (expense), net	3	30	21	50	(73)	(102)	55	82

Income (loss) from continuing operations before income taxes	789	1,681	(2)	31	630	1,471	161	179
Income taxes (1)	(224)	(395)	1	(7)	(180)	(344)	(45)	(44)

Income (loss) from continuing operations	565	1,286	(1)	24	450	1,127	116	135
Loss from discontinued operations, net of income taxes	(153)	(27)	—	—	(153)	(27)	—	—

Net income (loss)	412	1,259	(1)	24	297	1,100	116	135

Attributable to:
Minority interest	28	63
Shareholders of Siemens AG	384	1,196
Basic earnings per share
Income from continuing operations	0.59	1.39
Loss from discontinued operations	(0.17)	(0.05)

Net income	0.42	1.34

Diluted earnings per share
Income from continuing operations	0.59	1.33
Loss from discontinued operations	(0.17)	(0.05)

Net income	0.42	1.28

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (unaudited) For the three months ended March 31, 2008 and 2007 (in millions of €)

	Siemens

	2008	2007

Net income	412	1,259
Currency translation differences	(545)	(94)
Available-for-sale financial assets	(82)	(44)
Derivative financial instruments	140	—
Actuarial gains and losses on pension plans and similar commitments	168	116
Revaluation effect related to step acquisitions	—	3

Total income and expense recognized directly in equity, net of tax (2) (3)	(319)	(19)

Total income and expense recognized in equity	93	1,240

Attributable to:
Minority interest	1	60
Shareholders of Siemens AG	92	1,180

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	Includes €102 and €(35) in 2008 and 2007, respectively, resulting from investments accounted for using the equity method.

(3)	Includes minority interest of €(27) and €(3) in 2008 and 2007, respectively, relating to currency translation differences.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the six months ended March 31, 2008 and 2007
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2008	2007	2008	2007	2008	2007	2008	2007
Revenue	36,494	34,730	(756)	(738)	36,079	34,286	1,171	1,182
Cost of goods sold and services rendered	(26,273)	(25,002)	756	738	(26,065)	(24,795)	(964)	(945)

Gross profit	10,221	9,728	—	—	10,014	9,491	207	237
Research and development expenses	(1,765)	(1,539)	—	—	(1,765)	(1,539)	—	—
Marketing, selling and general administrative expenses	(6,298)	(5,598)	(1)	(1)	(6,152)	(5,412)	(145)	(185)
Other operating income	377	318	(40)	(40)	215	237	202	121
Other operating expense	(463)	(659)	(1)	(2)	(453)	(646)	(9)	(11)
Income from investments accounted for using the equity method, net	209	327	—	—	174	284	35	43
Financial income (expense), net	25	41	50	120	(112)	(205)	87	126

Income from continuing operations before income taxes	2,306	2,618	8	77	1,921	2,210	377	331
Income taxes (1)	(663)	(711)	(2)	(21)	(553)	(600)	(108)	(90)

Income from continuing operations	1,643	1,907	6	56	1,368	1,610	269	241
Income from discontinued operations, net of income taxes	5,244	140	—	—	5,243	140	1	—

Net income	6,887	2,047	6	56	6,611	1,750	270	241

Attributable to:
Minority interest	71	112
Shareholders of Siemens AG	6,816	1,935
Basic earnings per share
Income from continuing operations	1.73	2.04
Income from discontinued operations	5.76	0.13

Net income	7.49	2.17

Diluted earnings per share
Income from continuing operations	1.72	1.97
Income from discontinued operations	5.74	0.12

Net income	7.46	2.09

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (unaudited) For the six months ended March 31, 2008 and 2007 (in millions of €)

	Siemens

	2008	2007

Net income	6,887	2,047
Currency translation differences	(812)	(261)
Available-for-sale financial assets	(72)	(2)
Derivative financial instruments	184	53
Actuarial gains and losses on pension plans and similar commitments	187	625
Revaluation effect related to step acquisitions	—	3

Total income and expense recognized directly in equity, net of tax (2) (3)	(513)	418

Total income and expense recognized in equity	6,374	2,465

Attributable to:
Minority interest	41	97
Shareholders of Siemens AG	6,333	2,368

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	Includes €127 and €(30) in 2008 and 2007, respectively, resulting from investments accounted for using the equity method.

(3)	Includes minority interest of €(30) and €(15) in 2008 and 2007, respectively, relating to currency translation differences.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED BALANCE SHEETS (unaudited)
As of March 31, 2008 and September 30, 2007
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	3/31/08	9/30/07	3/31/08	9/30/07	3/31/08	9/30/07	3/31/08	9/30/07
ASSETS
Current assets
Cash and cash equivalents	5,614	4,005	4,603	2,740	975	1,195	36	70
Available-for-sale financial assets	163	193	—	—	134	162	29	31
Trade and other receivables	14,465	14,620	1	—	12,820	12,589	1,644	2,031
Other current financial assets	3,587	2,932	577	366	1,868	1,427	1,142	1,139
Intragroup receivables	—	—	(21,200)	(10,401)	21,154	10,355	46	46
Inventories	13,740	12,930	(2)	(2)	13,640	12,850	102	82
Income tax receivables	490	398	3	1	479	352	8	45
Other current assets	1,451	1,322	—	—	1,317	1,183	134	139
Assets classified as held for disposal	2,064	11,532	(16)	(345)	2,000	11,843	80	34

Total current assets	41,574	47,932	(16,034)	(7,641)	54,387	51,956	3,221	3,617

Goodwill	14,750	12,501	—	—	14,639	12,375	111	126
Other intangible assets	5,243	4,619	—	—	5,229	4,605	14	14
Property, plant and equipment	10,471	10,555	—	—	6,953	6,896	3,518	3,659
Investments accounted for using the equity method	7,211	7,016	—	—	6,984	6,791	227	225
Other financial assets	6,148	5,561	794	454	1,198	1,353	4,156	3,754
Intragroup receivables	—	—	(269)	(479)	269	479	—	—
Deferred tax assets	1,921	2,594	(211)	17	2,047	2,488	85	89
Other assets	1,243	777	1	1	1,182	715	60	61

Total assets	88,561	91,555	(15,719)	(7,648)	92,888	87,658	11,392	11,545

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	3,560	5,637	2,968	5,095	374	362	218	180
Trade payables	7,688	8,382	2	13	7,376	7,951	310	418
Other current financial liabilities	2,497	2,553	845	754	1,537	1,712	115	87
Intragroup liabilities	—	—	(24,988)	(15,170)	20,070	10,551	4,918	4,619
Current provisions	3,658	3,581	—	—	3,618	3,521	40	60
Income tax payables	1,757	2,141	8	19	1,711	2,069	38	53
Other current liabilities	17,813	17,058	172	166	17,411	16,663	230	229
Liabilities associated with assets classified as held for disposal	1,612	4,542	(22)	(4,211)	1,634	8,753	—	—

Total current liabilities	38,585	43,894	(21,015)	(13,334)	53,731	51,582	5,869	5,646

Long-term debt	9,420	9,860	8,585	8,901	579	548	256	411
Pension plans and similar commitments	2,325	2,780	—	—	2,325	2,779	—	1
Deferred tax liabilities	633	580	(493)	(379)	704	561	422	398
Provisions	2,418	2,103	—	—	2,308	1,983	110	120
Other financial liabilities	277	411	19	120	201	246	57	45
Other liabilities	2,188	2,300	—	9	2,108	2,214	80	77
Intragroup liabilities	—	—	(2,815)	(2,965)	—	79	2,815	2,886

Total liabilities	55,846	61,928	(15,719)	(7,648)	61,956	59,992	9,609	9,584

Equity
Common stock, no par value (1)	2,743	2,743
Additional paid-in capital	6,040	6,080
Retained earnings	25,983	20,453
Other components of equity	(950)	(280)
Treasury shares, at cost (2)	(1,655)	—

Total equity attributable to shareholders of Siemens AG	32,161	28,996

Minority interest	554	631

Total equity	32,715	29,627	—	—	30,932	27,666	1,783	1,961

Total liabilities and equity	88,561	91,555	(15,719)	(7,648)	92,888	87,658	11,392	11,545

(1)	Authorized: 1,137,913,421 and 1,137,913,421 shares, respectively.

Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	19,825,771 and 383 shares, respectively.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the six months ended March 31, 2008 and 2007
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2008	2007	2008	2007	2008	2007	2008	2007
Cash flows from operating activities
Net income	6,887	2,047	6	56	6,611	1,750	270	241
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	1,467	1,620	—	—	1,245	1,415	222	205
Income taxes	604	754	2	21	494	643	108	90
Interest (income) expense, net	13	52	(113)	(160)	186	274	(60)	(62)
(Gains) on sales and disposals of businesses, intangibles and property, plant and equipment, net	(5,743)	(188)	—	—	(5,592)	(116)	(151)	(72)
(Gains) on sales of investments, net (1)	(15)	(69)	—	—	(14)	(37)	(1)	(32)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(2)	5	—	—	(2)	5	—	—
(Income) from investments (1)	(252)	(385)	—	—	(184)	(306)	(68)	(79)
Other non-cash (income) expenses	558	51	719	12	(148)	51	(13)	(12)
Change in current assets and liabilities
(Increase) decrease in inventories	(1,281)	(1,045)	—	—	(1,259)	(1,002)	(22)	(43)
(Increase) decrease in trade and other receivables	8	(352)	407	1,190	(400)	(1,532)	1	(10)
(Increase) decrease in other current assets	(700)	(19)	(321)	44	(410)	(126)	31	63
Increase (decrease) in trade payables	(400)	(79)	(23)	(40)	(391)	(38)	14	(1)
Increase (decrease) in current provisions	416	(366)	—	—	451	(343)	(35)	(23)
Increase (decrease) in other current liabilities	1,494	1,627	96	262	1,352	1,326	46	39
Change in other assets and liabilities	(344)	(795)	(101)	(229)	(264)	(575)	21	9
Income taxes paid	(989)	(932)	(3)	(25)	(839)	(801)	(147)	(106)
Dividends received	59	105	—	—	15	45	44	60
Interest received	393	386	109	106	69	76	215	204

Net cash provided by (used in) operating activities — continuing and discontinued operations	2,173	2,417	778	1,237	920	709	475	471
Net cash provided by (used in) operating activities — continuing operations	2,756	3,609	778	1,237	1,503	1,901	475	471
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,477)	(1,682)	—	—	(1,110)	(1,399)	(367)	(283)
Acquisitions	(4,528)	(4,551)	—	—	(4,528)	(4,551)	—	—
Purchases of investments (1)	(109)	(127)	—	—	(89)	(123)	(20)	(4)
Purchases of current available-for-sale financial assets	(8)	(17)	—	—	(3)	(2)	(5)	(15)
(Increase) decrease in receivables from financing activities	(594)	(340)	(383)	(1,204)	—	—	(211)	864
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	404	466	—	—	204	277	200	189
Proceeds from disposals of businesses	11,188	32	—	—	11,146	32	42	—
Proceeds from sales of current available-for-sale financial assets	30	25	—	—	24	18	6	7

Net cash provided by (used in) investing activities — continuing and discontinued operations	4,906	(6,194)	(383)	(1,204)	5,644	(5,748)	(355)	758
Net cash provided by (used in) investing activities — continuing operations	(5,947)	(5,759)	(383)	(1,204)	(5,209)	(5,313)	(355)	758
Cash flows from financing activities
Proceeds from issuance of common stock	—	343	—	—	—	343	—	—
Purchase of common stock	(1,998)	(101)	—	—	(1,998)	(101)	—	—
Proceeds from re-issuance of treasury stock	243	66	—	—	243	66	—	—
Repayment of long-term debt (including current maturities of long-term debt)	(643)	(1,146)	(643)	(1,146)	—	—	—	—
Change in short-term debt	(1,571)	3,116	(1,081)	3,008	(400)	142	(90)	(34)
Interest paid	(499)	(469)	(425)	(379)	(46)	(61)	(28)	(29)
Dividends paid	(1,462)	(1,292)	—	—	(1,462)	(1,292)	—	—
Dividends paid to minority shareholders	(75)	(102)	—	—	(75)	(102)	—	—
Intragroup financing	—	—	3,692	(5,708)	(3,658)	6,881	(34)	(1,173)

Net cash provided by (used in) financing activities — continuing and discontinued operations	(6,005)	415	1,543	(4,225)	(7,396)	5,876	(152)	(1,236)
Net cash provided by (used in) financing activities — continuing operations	4,949	(2,084)	1,543	(4,225)	3,558	3,377	(152)	(1,236)
Effect of exchange rates on cash and cash equivalents	(149)	(6)	(75)	2	(72)	(8)	(2)	—
Net increase (decrease) in cash and cash equivalents	925	(3,368)	1,863	(4,190)	(904)	829	(34)	(7)
Cash and cash equivalents at beginning of period	4,940	10,214	2,740	9,072	2,130	1,109	70	33

Cash and cash equivalents at end of period	5,865	6,846	4,603	4,882	1,226	1,938	36	26
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	251	953	—	—	251	953	—	—

Cash and cash equivalents at end of period (Consolidated balance sheets)	5,614	5,893	4,603	4,882	975	985	36	26

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED CHANGES IN EQUITY (unaudited)
For the six months ended March 31, 2008 and 2007
(in millions of €)

				Other components of equity
					Available-				Total equity
		Additional		Currency	for-sale	Derivative		Treasury	attributable
	Common	paid-in	Retained	translation	financial	financial		shares	to shareholders	Minority	Total
	stock	capital	earnings	differences	assets	instruments	Total	at cost	of Siemens AG	interest	equity
Balance at October 1, 2006	2,673	5,662	16,702	91	96	(31)	156	—	25,193	702	25,895

Income and expense recognized in equity	—	—	2,563	(246)	(2)	53	(195)	—	2,368	97	2,465
Dividends	—	—	(1,292)	—	—	—	—	—	(1,292)	(124)	(1,416)
Issuance of common stock and share-based payment	16	358	—	—	—	—	—	—	374	—	374
Purchase of common stock	—	—	—	—	—	—	—	(101)	(101)	—	(101)
Re-issuance of treasury stock	—	(7)	—	—	—	—	—	101	94	—	94
Other changes in equity	—	—	—	—	—	—	—	—	—	(8)	(8)

Balance at March 31, 2007	2,689	6,013	17,973	(155)	94	22	(39)	—	26,636	667	27,303

Balance at October 1, 2007	2,743	6,080	20,453	(475)	126	69	(280)	—	28,996	631	29,627

Income and expense recognized in equity	—	—	7,003	(782)	(72)	184	(670)	—	6,333	41	6,374
Dividends	—	—	(1,462)	—	—	—	—	—	(1,462)	(76)	(1,538)
Issuance of common stock and share-based payment	—	41	—	—	—	—	—	—	41	—	41
Purchase of common stock	—	—	—	—	—	—	—	(1,998)	(1,998)	—	(1,998)
Re-issuance of treasury stock	—	(67)	—	—	—	—	—	343	276	—	276
Other changes in equity	—	(14)	(11)	—	—	—	—	—	(25)	(42)	(67)

Balance at March 31, 2008	2,743	6,040	25,983	(1,257)	54	253	(950)	(1,655)	32,161	554	32,715

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended March 31, 2008 and 2007 and as of September 30, 2007
(in millions of €)

																	Additions to
																	intangible assets		Amortization,
					Intersegment						Net capital						and property, plant		depreciation and
	New orders		External revenue		revenue		Total revenue		Group profit(1)		employed(2)		Free cash flow(3)				and equipment		impairments(4)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	3/31/08	9/30/07	2008		2007		2008	2007	2008	2007
Operations Groups
Automation and Drives (A&D)	4,814	4,154	3,763	3,296	508	415	4,271	3,711	712	526	7,210	7,026	505		405		97	121	117	74
Industrial Solutions and Services (I&S)	2,602	2,434	1,878	1,911	250	261	2,128	2,172	167	100	1,003	1,198	204		137		21	22	23	29
Siemens Building Technologies (SBT)	1,333	1,364	1,175	1,311	26	24	1,201	1,335	90	100	1,828	1,807	130		173		25	21	28	39
Osram	1,188	1,189	1,186	1,185	2	4	1,188	1,189	122	125	2,238	1,994	28		175		75	71	57	62
Transportation Systems (TS)	838	714	978	1,152	4	9	982	1,161	(153)	58	(432)	(58)	(40)		155		17	9	23	14
Power Generation (PG)	6,062	5,017	2,925	3,067	7	5	2,932	3,072	(221)	330	361	1,371	684		703		54	62	53	58
Power Transmission and Distribution (PTD)	2,864	2,476	1,796	1,628	107	128	1,903	1,756	220	143	2,228	1,865	62		78		34	36	25	21
Medical Solutions (Med)	2,790	2,544	2,705	2,453	17	17	2,722	2,470	341	332	12,640	8,234	349		369		110	116	149	128
Siemens IT Solutions and Services	1,445	1,106	879	1,025	387	326	1,266	1,351	(35)	80	421	253	5		(6)		25	63	54	71
Strategic Equity Investments (SEI)	—	—	—	—	—	—	—	—	14	99	5,435	4,891	—		—		—	—	—	—
Other Operations	617	824	533	647	97	96	630	743	(54)	(112)	(734)	(704)	(116)		40		23	43	25	26

Total Operations Groups	24,553	21,822	17,818	17,675	1,405	1,285	19,223	18,960	1,203	1,781	32,198	27,877	1,811		2,229		481	564	554	522
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,389)	(1,195)	13	50	(1,350)	(1,226)	(1,337)	(1,176)	(499)	(169)	(1,963)	(2,651)	(801	)(5)	(461	)(5)	(4)	16	32	(3)
Other interest expense	—	—	—	—	—	—	—	—	(74)	(141)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	62,653	62,432	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	23,164	20,627	17,831	17,725	55	59	17,886	17,784	630	1,471	92,888	87,658	1,010		1,768		477	580	586	519

									Income before
									income taxes		Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	186	177	170	163	16	14	186	177	101	137	8,792	8,912	200		116		121	117	70	63
Siemens Real Estate (SRE)	416	414	93	113	323	301	416	414	60	42	3,167	3,091	24		53		48	40	40	37
Eliminations	(3)	(4)	—	—	(3)	(4)	(3)	(4)	—	—	(567)	(458)	(9	)(5)	64	(5)	—	—	—	—

Total Financing and Real Estate	599	587	263	276	336	311	599	587	161	179	11,392	11,545	215		233		169	157	110	100

Eliminations, reclassifications and Corporate Treasury	(392)	(364)	—	—	(391)	(370)	(391)	(370)	(2)	31	(15,719)	(7,648)	398	(5)	618	(5)	—	—	—	—

Siemens	23,371	20,850	18,094	18,001	—	—	18,094	18,001	789	1,681	88,561	91,555	1,623		2,619		646	737	696	619

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes and may exclude other categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Group’s performance.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment.

(4)	Amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method for Siemens amount to €5 and €58 for the three months ended March 31, 2008 and 2007, respectively.

(5)	Includes cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in Eliminations. Interest payments are external interest paid as well as intragroup interest paid and received.
The presentation of certain prior-year information has been reclassified to conform to the current year presentation.
In November 2007, the Company announced plans to organize its operations in the three Sectors Industry, Energy and Healthcare into related Divisions beginning January 2008. The Company’s financial reporting will be adapted to reflect the new organizational structure and the new form will be published for the first time in the third quarter of fiscal 2008.

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the six months ended March 31, 2008 and 2007 and as of September 30, 2007
(in millions of €)

																	Additions to
																	intangible assets		Amortization,
					Intersegment						Net capital						and property, plant		depreciation and
	New orders		External revenue		revenue		Total revenue		Group profit(1)		employed(2)		Free cash flow(3)				and equipment		impairments(4)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	3/31/08	9/30/07	2008		2007		2008	2007	2008	2007
Operations Groups
Automation and Drives (A&D)	9,597	8,173	7,405	6,301	954	800	8,359	7,101	1,367	976	7,210	7,026	804		528		180	214	229	144
Industrial Solutions and Services (I&S)	5,894	5,491	3,884	3,754	495	491	4,379	4,245	288	190	1,003	1,198	355		112		37	39	45	56
Siemens Building Technologies (SBT)	2,628	2,750	2,357	2,506	45	42	2,402	2,548	168	172	1,828	1,807	112		117		45	69	56	66
Osram	2,381	2,363	2,375	2,356	6	7	2,381	2,363	248	248	2,238	1,994	(79)		120		171	140	114	123
Transportation Systems (TS)	2,278	1,933	2,020	2,213	10	21	2,030	2,234	(131)	105	(432)	(58)	247		254		31	20	36	27
Power Generation (PG)	11,954	10,034	5,891	5,777	10	21	5,901	5,798	(86)	499	361	1,371	958		766		110	93	106	111
Power Transmission and Distribution (PTD)	5,673	5,622	3,626	3,241	233	243	3,859	3,484	424	273	2,228	1,865	72		104		65	80	50	47
Medical Solutions (Med)	5,596	4,755	5,346	4,541	29	31	5,375	4,572	673	636	12,640	8,234	418		490		250	212	299	205
Siemens IT Solutions and Services	2,670	2,467	1,886	2,043	720	622	2,606	2,665	35	106	421	253	(139)		(129)		47	117	111	142
Strategic Equity Investments (SEI)	—	—	—	—	—	—	—	—	40	151	5,435	4,891	—		—		—	—	—	—
Other Operations	1,352	1,576	1,143	1,361	195	182	1,338	1,543	(118)	(97)	(734)	(704)	(277)		(143)		49	68	49	58

Total Operations Groups	50,023	45,164	35,933	34,093	2,697	2,460	38,630	36,553	2,908	3,259	32,198	27,877	2,471		2,219		985	1,052	1,095	979
Reconciliation to financial statements
Corporate items, pensions and eliminations	(2,831)	(2,547)	43	73	(2,594)	(2,340)	(2,551)	(2,267)	(792)	(820)	(1,963)	(2,651)	(1,951	)(5)	(1,385	)(5)	(2)	15	24	(10)
Other interest expense	—	—	—	—	—	—	—	—	(195)	(229)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	62,653	62,432	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	47,192	42,617	35,976	34,166	103	120	36,079	34,286	1,921	2,210	92,888	87,658	520		834		983	1,067	1,119	969

									Income before
									income taxes		Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	368	355	326	316	41	38	367	354	178	220	8,792	8,912	80		80		264	199	141	127
Siemens Real Estate (SRE)	810	835	192	248	618	587	810	835	199	111	3,167	3,091	(8)		8		103	84	79	77
Eliminations	(6)	(7)	—	—	(6)	(7)	(6)	(7)	—	—	(567)	(458)	36	(5)	100	(5)	—	—	—	—

Total Financing and Real Estate	1,172	1,183	518	564	653	618	1,171	1,182	377	331	11,392	11,545	108		188		367	283	220	204

Eliminations, reclassifications and Corporate Treasury	(751)	(706)	—	—	(756)	(738)	(756)	(738)	8	77	(15,719)	(7,648)	778	(5)	1,237	(5)	—	—	—	—

Siemens	47,613	43,094	36,494	34,730	—	—	36,494	34,730	2,306	2,618	88,561	91,555	1,406		2,259		1,350	1,350	1,339	1,173

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes and may exclude other categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Group’s performance.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment.

(4)	Amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method for Siemens amount to €92 and €63 for the six months ended March 31, 2008 and 2007, respectively.

(5)	Includes cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in Eliminations. Interest payments are external interest paid as well as intragroup interest paid and received.
The presentation of certain prior-year information has been reclassified to conform to the current year presentation.
In November 2007, the Company announced plans to organize its operations in the three Sectors Industry, Energy and Healthcare into related Divisions beginning January 2008. The Company’s financial reporting will be adapted to reflect the new organizational structure and the new form will be published for the first time in the third quarter of fiscal 2008.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
NOTES
1. Basis of presentation
The accompanying Interim Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB.
Siemens prepares and reports its Interim Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering.
Interim financial statements—The accompanying Consolidated Balance Sheets as of March 31, 2008, the Consolidated Statements of Income and Income and Expense Recognized in Equity for the three months and six months ended March 31, 2008 and 2007, the Consolidated Statements of Cash Flow for the six months ended March 31, 2008 and 2007 and the Notes to Consolidated Financial Statements are unaudited and have been prepared for interim financial information. These interim financial statements have been prepared in compliance with International Accounting Standard (IAS) 34, Interim financial reporting, and should be read in connection with the IFRS Consolidated Financial Statements prepared for fiscal 2007. The interim financial statements are based on the accounting principles and practices applied in the preparation of the financial statements for fiscal 2007. In the opinion of management, these unaudited Interim Consolidated Financial Statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. Results for the three months and six months ended March 31, 2008 are not necessarily indicative of future results.
Financial statement presentation—The presentation of the Company’s worldwide financial data (Siemens) is accompanied by a component model presentation that shows the worldwide financial position, results of operations and cash flows for the operating businesses (Operations) separately from those for financing and real estate activities (Financing and Real Estate), the Corporate Treasury and certain elimination and reclassification effects (Eliminations, reclassifications and Corporate Treasury). These components contain the Company’s reportable segments (also referred to as “Groups”). The financial data presented for these components are not intended to present the financial position, results of operations and cash flows as if they were separate entities under IFRS. See also Note 14. The information disclosed in these Notes relates to Siemens unless otherwise stated.
Basis of consolidation—The Interim Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPEs) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. Associated companies—companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also recorded using the equity method.
Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Income taxes—The current tax expense in interim periods is based on the current estimated annual effective tax rate.
Reclassification—The presentation of certain prior-year information has been reclassified to conform to the current year presentation.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
In January 2008, the IASB published the amended standards IFRS 3, “Business Combinations” (IFRS 3(2008)) and IAS 27, “Consolidated and Separate Financial Statements” (IAS 27 (2008)).
IFRS 3 (2008) reconsiders the application of acquisition accounting for business combinations. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations achieved in stages as well as the treatment of contingent consideration and acquisition-related costs. Based on the new regulation, non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Acquisition-related costs are expensed in the period they are incurred.
Major changes in relation to IAS 27 (2008) relate to the accounting for transactions which do not result in a change of control as well as to those leading to a loss of control. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are remeasured to fair value. Based on the amended standard, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests.
The amended standards are effective for business combinations in annual periods beginning on or after July 1, 2009. The Company is currently evaluating the potential effects of IFRS 3(2008) and IAS 27(2008) and will determine an adoption date.
2. Acquisitions, dispositions and discontinued operations
a)	Acquisitions
At the beginning of November 2007, Siemens completed the acquisition of Dade Behring Holdings, Inc. (Dade Behring), USA, a leading manufacturer and distributor of diagnostic products and services to clinical laboratories. Dade Behring, which was consolidated as of November 2007 will be integrated into Medical Solutions’ (Med) Diagnostics division. The aggregate consideration, including the assumption of debt, amounts to approximately €4.9 billion (including €69 cash acquired). The company has not yet finalized the purchase price allocation. Based on the preliminary purchase price allocation, approximately €1,145 was allocated to intangible assets subject to amortization and approximately €3,326 was recorded as goodwill.
b)	Dispositions and discontinued operations
ba)	Siemens VDO Automotive (SV)
At the beginning of December 2007, Siemens sold its SV activities to Continental AG, Hanover, Germany for a sales price of approximately €11.4 billion. The transaction resulted in a preliminary gain, net of related costs of €5,523, which is included in discontinued operations. The historical results of SV are reported as discontinued operations in the Consolidated Statements of Income for all periods presented.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
The net results of SV presented in the Consolidated Statements of Income consist of the following components:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2007	2008	2007
Revenue	—	2,687	1,842	5,105
Costs and expenses	(10)	(2,536)	(1,968)	(4,826)
Gain on disposal	—	—	5,523	—

Income (loss) from discontinued operations before income taxes	(10)	151	5,397	279

Income taxes	(2)	(41)	35	(76)

Income (loss) from discontinued operations, net of income taxes	(12)	110	5,432	203

As a result of taxable reorganizations in fiscal 2007, prior to the completion of the sale, no disposal gain related income taxes arose on the disposal of SV in December 2007.
bb)	Communications (Com)
The historical results of the former operating segment Com, with the exception of certain business activities which are now part of Other Operations and A&D (see Note 14 for further information), are reported as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented. The Com activities previously included the Mobile Devices (MD) business, which was sold in fiscal 2005, and the carrier-related operations which were contributed to Nokia Siemens Networks B.V., the Netherlands (NSN) in April 2007. The Company is actively pursuing its plan to dispose of the enterprise networks business, which was also previously included in Com. The Company expects to realize a substantial loss upon closing of the transaction.
The assets and liabilities of the above transactions were classified on the balance sheet as held for disposal and measured at the lower of their carrying amount and fair value less costs to sell. As of March 31, 2008 and as of September 30, 2007, the assets and liabilities classified as held for disposal include the assets and liabilities of the enterprise networks business and also certain amounts relating to the carrier-related operations.
The carrying amounts of the major classes of assets and liabilities classified as held for disposal and relating to the above transactions were as follows:

	March 31,	September 30,
	2008	2007
Cash and cash equivalents*	243	750
Trade and other receivables	484	572
Inventories	269	246
Other financial assets	277	265
Other assets	304	287

Assets classified as held for disposal	1,577	2,120

Trade payables	350	388
Current provisions	65	67
Pension plans and similar commitments	228	148
Payroll and social security taxes	67	101
Other employee related costs	248	164
Other liabilities	446	530

Liabilities associated with assets classified as held for disposal	1,404	1,398

*	As of September 30, 2007 this caption also includes a portion still related to the carrier operations.
The consolidated balance sheet as of March 31, 2008 includes €487 of assets and €208 of liabilities classified as held for disposal relating to minor transactions not presented as discontinued operations.
The net results of Com presented in the Consolidated Statements of Income as discontinued operations consist of the following components:

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2007	2008	2007
Revenue	767	2,918	1,536	5,915
Costs and expenses	(908)	(2,943)	(1,713)	(5,863)
Loss on measurement to fair value less cost to sell	(12)	(148)	(35)	(148)

Income (loss) from discontinued operations before income taxes	(153)	(173)	(212)	(96)

Income taxes	12	36	24	33

Income (loss) from discontinued operations, net of income taxes	(141)	(137)	(188)	(63)

Included in income (loss) from discontinued operations, net of income taxes are also legal and regulatory expenses related to Com (see Note 11 for additional information).
3. Other operating income

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2007	2008	2007
Gains on sales of property, plant and equipment and intangibles	46	24	158	81
Gains on disposals of businesses	42	24	87	134
Other	99	57	132	103

	187	105	377	318

Gains on disposals of businesses for the six months ended March 31, 2007 includes the gain of €76 on the sale of Siemens Dispolok GmbH Germany, which was part of the Group Transportation Systems (TS), to Mitsui Group.
4. Other operating expense

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2007	2008	2007
Impairment of goodwill	—	(52)	(73)	(52)
Losses on sales of property, plant and equipment and intangibles	(12)	(32)	(19)	(40)
Losses on disposals of businesses	(3)	(2)	(8)	(10)
Other	(242)	(75)	(363)	(557)

	(257)	(161)	(463)	(659)

Impairment of goodwill in the six months ended March 31, 2008 includes €(70) related to the buildings and infrastructure activities which were acquired as part of the VA Technologie AG acquisition in fiscal 2005 and which are included in Other Operations (see also Note 6). Impairment of goodwill of €(52) in the three and six months ended March 31, 2007 relates to a cash-generating unit made up principally of regional payphone activities included in Other Operations.
Other for the three and six months ended March 31, 2008 includes €(148) and €(241), respectively, for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities (see Notes 11 and 14 for additional information). Other for the six months ended March 31, 2007 includes a €(423) impact related to a fine imposed by the European Commission in connection with an antitrust investigation involving suppliers of high-voltage gas-isolated switching systems in the power transmission and distribution industry between 1988 and 2004. The fine was not deductible for income tax purposes.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
5. Financial income (expense), net

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2007	2008	2007
Interest income (expense), net	7	(30)	3	(45)
Income from pension plans and similar commitments, net	36	52	71	100
Income from available-for-sale financial assets, net	42	36	53	53
Other financial expense, net	(82)	(28)	(102)	(67)

	3	30	25	41

The total amounts of interest income and expense were as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2007	2008	2007
Interest income	199	187	428	391
Interest expense	(192)	(217)	(425)	(436)

Interest income (expense), net	7	(30)	3	(45)

Thereof: Interest income (expense) of Operations, net	4	(17)	25	(38)
Thereof: Other interest income (expense), net	3	(13)	(22)	(7)
Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.
The components of Income from pension plans and similar commitments, net were as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2007	2008	2007
Expected return on plan assets	377	374	746	730
Interest cost	(341)	(322)	(675)	(630)

Income from pension plans and similar commitments, net	36	52	71	100

Service cost for pension plans and similar commitments are allocated among functional costs (Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses).
The components of Income from available-for-sale financial assets, net were as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2007	2008	2007
Dividends received	35	58	43	70
Impairment	(5)	(12)	(16)	(22)
Gains on sales, net	10	14	17	44
Other	2	(24)	9	(39)

Income from available-for-sale financial assets, net	42	36	53	53

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

6. Goodwill

	March 31,	September 30,
	2008	2007
Operations
Automation and Drives (A&D)	2,673	2,871
Industrial Solutions and Services (I&S)	999	1,048
Siemens Building Technologies (SBT)	605	610
Osram	88	79
Transportation Systems (TS)	178	181
Power Generation (PG)	1,525	1,582
Power Transmission and Distribution (PTD)	546	578
Medical Solutions (Med)	7,875	5,197
Siemens IT Solutions and Services	120	129
Other Operations	30	100
Financing and Real Estate
Siemens Financial Services (SFS)	111	126
Siemens Real Estate (SRE)	—	—

Siemens	14,750	12,501

The net increase in goodwill of €2,249 during the six months ended March 31, 2008 results from €3,416 related to acquisitions and purchase accounting adjustments, offset by €(1,066) primarily for U.S.$. currency translation adjustments, €(73) impairment relating predominantly to Other Operations (see also Note 4) and dispositions of €(28). Acquisitions and purchase accounting adjustments related primarily to Med’s acquisition of Dade Behring (see Note 2 for further information).
7. Other intangible assets

	March 31,	September 30,
	2008	2007
Software and other internally generated intangible assets	2,354	2,362
Less: accumulated amortization	(1,437)	(1,468)

Software and other internally generated intangible assets, net	917	894

Patents, licenses and similar rights	6,186	5,406
Less: accumulated amortization	(1,860)	(1,681)

Patents, licenses and similar rights, net	4,326	3,725

Other intangible assets	5,243	4,619

The increase in Other intangible assets during the six months ended March 31, 2008 is primarily due to the acquisition of Dade Behring (see Note 2 for further information).
Amortization expense reported in Income (loss) from continuing operations before income taxes amounted to €215 and €178, respectively, for the three months ended March 31, 2008 and 2007, and €411 and €311 for the six months ended March 31, 2008 and 2007, respectively.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

8. Pension plans and similar commitments
Principal pension benefits: Components of net periodic benefit cost

	Three months ended			Three months ended
	March 31, 2008			March 31, 2007
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	127	82	45	178	93	85
Interest cost	310	190	120	312	184	128
Expected return on plan assets	(368)	(233)	(135)	(382)	(240)	(142)
Amortization of past service cost (benefit)	(1)	—	(1)	(1)	—	(1)
Loss (gain) due to settlements and curtailments	—	—	—	(4)	—	(4)
Net periodic benefit cost	68	39	29	103	37	66

Germany	39			37
U.S.	24			33
U.K.	1			27
Other	4			6

	Six months ended			Six months ended
	March 31, 2008			March 31, 2007
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	263	158	105	356	187	169
Interest cost	630	383	247	624	367	257
Expected return on plan assets	(742)	(465)	(277)	(766)	(480)	(286)
Amortization of past service cost (benefit)	(2)	—	(2)	(2)	—	(2)
Loss due to settlements and curtailments	(35)	(21)	(14)	—	—	—
Net periodic benefit cost	114	55	59	212	74	138

Germany	55			74
U.S.	53			70
U.K.	14			53
Other	(8)			15
Net periodic benefit cost in the tables above includes amounts related to discontinued operations. During the six months ended March 31, 2008 and 2007, net periodic benefit cost related to discontinued operations were €(10) and €64, respectively. Net periodic benefit cost related to discontinued operations during the three months ended March 31, 2008 and 2007 amounted to €7 and €32, respectively. The amount for the six months ended March 31, 2008, includes €(43) settlement gain as a result from the disposal of the SV pension liabilities upon closing of the transaction in December 2007 (see Note 2 for further information) and €33 other net periodic benefit cost of SV and Siemens enterprise networks business.
9. Shareholders’ equity
Treasury Stock
At the Annual Shareholders’ Meeting on January 24, 2008, the Company’s shareholders authorized the Company to repurchase up to 10% of the €2,743 common stock existing on the date of the Annual Shareholders’ Meeting until July 23, 2009.
On January 28, 2008, the Company launched the first tranche of the share buyback program that was announced in November 2007. The Company announced the intent to acquire shares in the amount of approximately €2 billion for the purpose of cancellation and reduction of capital stock and, to a lesser extent, to fulfill obligations arising out of stock compensation programs until the end of April 2008. The Company expects to conduct share repurchases with a total volume of up to €10 billion by 2010.
In the six months ended March 31, 2008, Siemens repurchased a total of 23,315,163 shares at an average price of €85.72 per share. During the six months ended March 31, 2008, a total of 3,489,775 shares of Treasury Stock were sold. Thereof, 2,763,282 shares were issued to share-based compensation plan participants to accommodate the exercise of stock options and 719,885 shares were issued to employees under the compensatory employee share purchase program (see Note 12 for additional information).

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Miscellaneous
According to the resolution of the Annual Shareholders’ Meeting on January 24, 2008, Siemens AG management distributed €1,462 (€1.60 per share) of the fiscal 2007 earnings of Siemens AG as an ordinary dividend to its shareholders. The dividend was paid on January 25, 2008.
10. Commitments and contingencies
Guarantees and other commitments
The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	March 31,	September 30,
	2008	2007
Guarantees:
Credit guarantees	525	386
Guarantees of third-party performance	1,942	1,995
Herkules obligations*	3,890	4,200
Other guarantees	2,993	1,882

	9,350	8,463

*	For additional information on the Herkules obligations, see the Company’s Consolidated Financial Statements as of September 30, 2007.
The increase in Other guarantees as of March 31, 2008, is primarily due to the amounts related to the indemnification provisions related to the sale of the SV activities to Continental AG (see Note 2 for additional information).
11. Legal proceedings
As previously reported, public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens and certain of our current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty including embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens’ business groups.
For more information regarding these and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2007 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2007 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information — Risk Factors”, “Item 4: Information on the Company — Legal Proceedings”, “Item 5: Operating Financial Review and Prospects”, and “Item 15: Controls and Procedures” of the Form 20-F.
Developments regarding investigations and legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F include:
•	The investigation of the Munich public prosecutor extends beyond the former Communications group. To date, the Munich public prosecutor has announced that groups under investigation include Siemens’ Power Transmission and Distribution (PTD) group, in which a former member of the Managing Board is a suspect, the Power Generation (PG) group, the Medical Solutions (Med) group, the Transportation Systems (TS) group and Siemens’ IT Solutions and Services group. The investigation of the Munich public prosecutor remains ongoing.

•	Debevoise & Plimpton LLP (Debevoise), an independent external law firm engaged by the Company to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the Company’s compliance and control systems, is investigating leads generated by the Company’s amnesty program, as well as other sources.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

•	In the course of its investigation, Debevoise identifies and reports to the Company evidence of payments to business consultants, sales-related intermediaries and cash payments. The Company analyzes whether such payments were considered in its analysis of income tax non-deductible payments conducted in fiscal 2007.

•	In November 2007, authorities in Nigeria conducted searches of the premises of Siemens Ltd. Nigeria in connection with an investigation into alleged illegal payments to Nigerian public officials between 2002 and 2005.

•	In December 2007, the Norwegian public prosecutor’s office conducted a search of Siemens AS Norway’s offices as well as several private homes in connection with payments made by Siemens for golf trips in 2003 and 2004, which were attended by members of the Norwegian Department of Defense. In light of this and the previously reported investigation of allegations of bribery and overcharging of the Department of Defense related to the awarding of a contract for the delivery of communication equipment, the Department of Defense has announced that it will not conduct further business with Siemens at this time.

•	The public prosecutor in Milan is investigating allegations as to whether two employees of Siemens S.p.A. made illegal payments to employees of the state-owned gas and power group ENI. In November 2007, the public prosecutor filed charges against the two employees, Siemens S.p.A. and one of its subsidiaries, as well as against other individuals and companies not affiliated with Siemens.

•	Authorities in Russia are conducting an investigation into alleged embezzlement of public funds when awarding contracts to Siemens for the delivery of medical equipment to public authorities in Ekaterinburg in the years 2003 to 2005. An employee of Siemens Russia was previously arrested in connection with this investigation.

•	In January 2008, the Vienna public prosecutor announced an investigation into payments relating to Siemens AG Austria and its subsidiary VAI for which valid consideration could not be identified.

•	In January 2008, the Malaysian Anti-Corruption Agency executed a search warrant at the premises of Siemens Malaysia and requested interviews with several employees of Siemens Malaysia in connection with an investigation into a project involving the PTD group.

•	As previously disclosed, Siemens was contacted by representatives of regional development banks, including the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the European Bank for Reconstruction and Development and the European Investment Bank, regarding anti-corruption inquiries and other matters of relevance to them.

•	As previously reported, in connection with the investigation relating to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger), in April 2007, a former member of the Managing Board was arrested and subsequently posted bail in the amount of €5 and was released from custody. In connection with the posting of bail, a bank issued a bond (Bankbürgschaft) in the amount of €5, €4.5 of which was guaranteed by the Company pursuant to the provisions of German law. The warrant associated with the arrest of the former member of the Managing Board has since been revoked and the bank bond, as well as the Company’s guarantee thereof, has been released.

•	In January 2008, the Competition Authority of Slovakia imposed a fine of €3.3 on Siemens and VA Tech in connection with an investigation into possible anti-trust violations in the market for high-voltage gas-insulated switchgear. The Company has filed an appeal against this decision.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

•	In December 2007, a suit and motion for approval of a class action was filed in Israel to commence a class action based on the fines imposed by the European Commission for alleged anti-trust violations in connection with high-voltage gas-insulated switchgear. Thirteen companies have been named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleges damages to electricity consumers in Israel in the amount of approximately €575 related to higher electricity prices claimed to have been paid because of the alleged anti-trust violations. The court has not yet ruled on the motion for approval of the class action.

•	As previously reported, in December 2006, the Japanese Fair Trade Commission (FTC) had searched the offices of more than ten producers and dealers of healthcare equipment, including Siemens Asahi Medical Technologies Ltd., in connection with an investigation into possible anti-trust violations. In February 2008, the FTC announced their findings. Siemens was found not guilty of participating in anti-trust violations, and was therefore not fined or otherwise punished.

•	Pursuant to an agreement of June 6, 2005, the Company sold its mobile devices business to Qisda Corp. (formerly named BenQ Corp.), a Taiwanese company. A dispute arose in 2006 between the Company and Qisda concerning the calculation of the purchase price. Beginning in September 2006, several subsidiaries in different countries used by Qisda for purposes of the acquisition filed for insolvency protection and failed to fulfill their obligations under various contracts transferred to them by the Company under the agreement. On December 8, 2006, the Company initiated arbitration proceedings against Qisda requesting a declaratory award that certain allegations made by Qisda in relation to the purchase price calculation are unjustified. The Company further requested an order that Qisda perform its obligations and/or the obligations of its local subsidiaries assumed in connection with the acquisition or, in the alternative, that Qisda indemnify the Company for any losses. The Company’s request for arbitration was filed with the International Chamber of Commerce in Paris. The seat of arbitration is Zurich, Switzerland. In March 2007, Qisda raised a counterclaim alleging that the Company made misrepresentations in connection with the sale of the mobile devices business and asserted claims in connection with the purchase price. Qisda amended its counterclaim in March 2008 by (i) changing its request for declaratory relief with regard to the alleged misrepresentations to a request for substantial damages, and (ii) raising further claims for substantial damages and declaratory relief. The Company will request that the arbitral tribunal dismiss the counterclaim.
The Company remains subject to corruption-related investigations in the United States and other jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the Foreign Corrupt Practices Act (FCPA). In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits. In addition to the amounts previously reported, including the fine imposed by the Munich district court, no material charges or provisions for any such penalties, fines, disgorgements or damages have been recorded or accrued as management does not yet have enough information to estimate such amounts reliably. We expect that we will need to record expenses and provisions in the future for penalties, fines or other charges, which could be material, in connection with the investigations. On January 24, 2008, the Company announced, at the Annual Shareholders’ Meeting, that the Securities and Exchange Commission and the Department of Justice had agreed to begin discussions with the Company regarding a possible settlement of their investigations into possible violations of U.S. law in connection with allegations of corruption. The Company anticipates that such discussions will continue over many months. The Company will also have to bear the costs of continuing investigations and related legal proceedings, as well as the costs of on-going remediation efforts. Furthermore, changes affecting the Company’s course of business or changes to its compliance programs beyond those already taken may be required.
Information required under IAS 37 Provisions, Contingent Liabilities and Contingent Assets is not disclosed for certain legal proceedings, if the Company concludes that the disclosure can be expected to prejudice seriously the outcome of the litigation.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

In addition to the investigations and legal proceedings described in Siemens’ Annual Report as well as in Form 20-F and as updated above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described in its Annual Report as well as Form 20-F and as updated above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. The final resolution of the matters discussed in this paragraph could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered. However, Siemens believes that its consolidated financial position should not be materially affected by the additional legal matters discussed in this paragraph.
12. Share-based payment
Share-based payment plans at Siemens are designed as equity-settled plans as well as cash-settled plans. Total expense for share-based payment recognized in net income for continuing and discontinued operations in the three months ended March 31, 2008 and 2007 amounted to €1 and €11, respectively, and €41 and €36 for the six months ended March 31, 2008 and 2007, respectively. This refers primarily to equity-settled awards, including the Company’s employee share purchase program.
For a description of the Siemens share-based payment plans, see the Company’s Consolidated Financial Statements as of September 30, 2007.
Stock Option Plans
Since the authority to distribute options under the 2001 Siemens Stock Option Plan expired on December 13, 2006, no further options will be granted under this plan.
Details on option activity and weighted average exercise prices for the six months ended March 31, 2008 are as follows:

	Six months ended March 31, 2008
			Weighted Average
			Remaining	Aggregate intrinsic
		Weighted Average	Contractual Term	value (in millions
	Options	Exercise Price	(years)	of €)
Outstanding, beginning of the period	8,606,272	€72.13
Options exercised	(2,766,882)	€69.83
Options forfeited	(594,985)	€69.85

Outstanding, end of period	5,244,405	€73.59	1.6	€—
Exercisable, end of period	5,244,405	€73.59	1.6	€—
Stock awards
In the six months ended March 31, 2008, the Company granted 737,621 stock awards to 4,357 employees and members of the Managing Board, of which 79,133 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value for the six months ended March 31, 2008 are as follows:

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

		Weighted Average
		Grant-Date Fair
	Awards	Value
Nonvested, beginning of the period	3,270,910	€60.58
Granted	737,621	€97.94
Vested	(79,068)	€79.03
Forfeited	(313,320)	€62.52

Nonvested, end of period	3,616,143	€67.63
Fair value was determined as the market price of Siemens shares less the present value of expected dividends. Total fair value of stock awards granted in the six months ended March 31, 2008 and 2007, amounted to €72 and €83, respectively.
As of March 31, 2008, unrecognized compensation costs related to stock awards amount to €112, which is expected to be recognized over a weighted average vesting period of 2.4 years.
Employee share purchase program
Under an employee share purchase program with compensation character, employees may purchase a limited number of shares in the Company at preferential prices once a year. Up to a stipulated date in the first quarter of the fiscal year, employees may order the shares, which are usually issued in the second quarter of the fiscal year. The employee share purchase program is measured at fair value. During the six months ended March 31, 2008 and 2007, the Company incurred compensation expense before tax of €27 and €27, based on a preferential employee share price of €69.19 and €51.20, respectively, and a grant-date fair value of €37.20 and €20.79, respectively, per share.
13. Earnings per share

	Three months ended		Six months ended
	March 31,		March 31,
(shares in thousands)	2008	2007	2008	2007
Income from continuing operations	565	1,286	1,643	1,907
Less: Portion attributable to minority interest	(28)	(46)	(67)	(85)

Income from continuing operations attributable to shareholders of Siemens AG	537	1,240	1,576	1,822
Plus: Effect of assumed conversion, net of tax*	—	14	—	28

Income from continuing operations attributable to shareholders of Siemens AG plus effect of assumed conversion	537	1,254	1,576	1,850
Weighted average shares outstanding—basic	906,316	893,929	910,207	892,619
Effect of dilutive convertible debt securities and share-based payment	2,507	48,198	3,586	47,538

Weighted average shares outstanding—diluted	908,823	942,127	913,793	940,157
Basic earnings per share (from continuing operations)	0.59	1.39	1.73	2.04
Diluted earnings per share (from continuing operations)	0.59	1.33	1.72	1.97

*	For additional information on the convertible debt in fiscal 2007, see the Company’s Consolidated Financial Statements as of September 30, 2007.
14. Segment information
As of March 31, 2008, the Company has twelve reportable segments referred to as Groups reported among the components used in Siemens’ financial statement presentation as described in Note 1. The Groups are organized based on the nature of products and services provided.
Within the Operations component, Siemens has nine Groups which involve manufacturing, industrial and commercial goods, solutions and services in areas related to Siemens’ origins in the electrical business. Also included in Operations is Strategic Equity Investments (SEI), as well as operating activities not associated with a Group, the latter of which are reported under Other Operations. Reconciling items are discussed in Reconciliation to financial statements below.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

In fiscal 2006, Siemens announced portfolio changes that resulted in dissolving Com as a Group and reportable segment. As discussed in Note 2, the primary business components of the former operating segment Com were either already disposed of (carrier networks and MD) or still held for disposal (enterprise networks) as of March 31, 2008. Except for Wireless Modules, currently part of A&D, and other businesses including the former division Siemens Home and Office Communication Devices, which is currently part of Other Operations, the historical results of Com are presented as discontinued operations. Current and prior-year segment disclosures exclude the applicable information included in the Company’s financial statement presentation.
The historical results of the SV business are reported as discontinued operations. Beginning in the fourth quarter of fiscal 2007, SV ceased to represent a reportable segment. Current and prior-year segment disclosures therefore exclude the applicable information included in the Company’s financial statement presentation.
The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate, as well as certain reclassifications and the activities of the Company’s Corporate Treasury.
The accounting policies of these components, as well as the Groups included, are generally the same as those used for Siemens. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.
New orders are determined principally as the estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent.
Operations
The Managing Board is responsible for assessing the performance of the Operations Groups. The Company’s profitability measure for its Operations Groups is earnings before financing interest, certain pension costs, and income taxes (Group profit) as determined by the Managing Board as the chief operating decision maker (see discussion below). Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups’ performance. Group profit represents a performance measure focused on operational success excluding the effects of capital market financing issues.
Financing interest is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables to suppliers. Financing interest is excluded from Group profit because decision-making regarding financing is typically made centrally by Corporate Treasury.
Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit primarily includes only amounts related to the service cost of pension plans, while all other regular pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items, pensions and eliminations.
Furthermore, income taxes are excluded from Group profit since tax expense is subject to legal structures which typically do not correspond to the structure of the Operations Groups.
The Managing Board utilizes net capital employed to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intragroup financing receivables and intragroup investments and tax related assets, as the corresponding positions are excluded from Group profit (asset-based adjustments). The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions (liability-based adjustments) to derive net capital employed. The reconciliation of total assets to net capital employed is presented below.
Other Operations primarily refers to operating activities not associated with a Group, as well as to assets recently acquired as part of acquisitions for which the allocation to the Groups are not yet finalized.
Reconciliation to financial statements

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Reconciliation to financial statements includes items which are excluded from the definition of Group profit as well as costs of corporate headquarters.
Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities, as well as corporate projects and non-operating investments. Pensions includes the Company’s pension related income (expenses) not allocated to the Groups. Eliminations represents the consolidation of transactions within the Operations component.
In the six months ended March 31, 2008, Corporate items, pensions and eliminations in the column Group profit includes €(820) related to corporate items, as well as €27 and €1 related to pensions and eliminations, respectively. Included in the amount of €(820) above is a total of €(241) for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities (see Note 4 for additional information). In the six months ended March 31, 2007, Corporate items, pensions and eliminations in the column Group profit includes €(834) related to corporate items, as well as €19 and €(5) related to pensions and eliminations, respectively. Included in the amount of €(834) above is a €(423) impact related to a fine imposed by the European Commission in connection with an antitrust investigation involving suppliers of high-voltage gas-isolated switching systems in the power transmission and distribution industry between 1988 and 2004 (see Note 4 for additional information ).
Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.
The following table reconciles total assets of the Operations component to net capital employed of the Operations Groups as disclosed in Segment Information according to the above definition:

	March 31,	September 30,
	2008	2007
Total assets of Operations	92,888	87,658
Asset-based adjustments:
Intragroup financing receivables and investments	(21,422)	(10,834)
Tax-related assets	(2,536)	(2,845)
Liability-based adjustments:
Pension plans and similar commitments	(2,325)	(2,779)
Liabilities and provisions	(36,069)	(38,398)
Assets classified as held for disposal and associated liabilities	(301)	(7,576)

Total adjustments (line item Other assets related and miscellaneous reconciling items within the Segment information table)	(62,653)	(62,432)

Net capital employed of Corporate items, pensions and eliminations	1,963	2,651

Net capital employed of Operations Groups	32,198	27,877

Segment Information also discloses Free cash flow and Additions to property, plant and equipment and intangibles. Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Amortization, depreciation and impairments presented in Segment information includes amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment.
The following table reconciles Free cash flow of the Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury components as disclosed in Segment Information to the corresponding consolidated amount for the Company and to net cash provided by operating activities as presented in the Siemens Consolidated Statements of Cash Flow. In addition, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments of the Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury components as disclosed in Segment Information are reconciled to Siemens Consolidated Statements of Cash Flow.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

			Additions to intangible
			assets and property,		Net cash provided by		Amortization,
	Free cash flow		plant and equipment		operating activities		depreciation and
	(I)		(II)		(I) + (II)		impairments
	Six months ended March 31,
	2008	2007	2008	2007	2008	2007	2008	2007
Operations
Continuing, according to Segment information	520	834	983	1,067	1,503	1,901	1,119	969
Impairment*							90	62
Discontinued operations	(710)	(1,524)	127	332	(583)	(1,192)	36	384

Total (1) (Consolidated Statements of Cash Flow)	(190)	(690)	1,110	1,399	920	709	1,245	1,415

Financing and Real Estate
Continuing, according to Segment information	108	188	367	283	475	471	220	204
Impairment*							2	1

Total (2) (Consolidated Statements of Cash Flow)	108	188	367	283	475	471	222	205

Eliminations, reclassifications and Corporate Treasury
Continuing, according to Segment information	778	1,237	—	—	778	1,237	—	—

Total (3) (Consolidated Statements of Cash Flow)	778	1,237	—	—	778	1,237	—	—

Siemens — Total (1)+(2)+(3)
Continuing, according to Segment information	1,406	2,259	1,350	1,350	2,756	3,609	1,339	1,173
Impairment*							92	63
Discontinued operations	(710)	(1,524)	127	332	(583)	(1,192)	36	384

Siemens Consolidated Statements of Cash Flow
(excluding Free cash flow)	696	735	1,477	1,682	2,173	2,417	1,467	1,620

*	Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for using the equity method — continuing operations.
Financing and Real Estate
The Company’s performance measurement for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measurement used for the Operations Groups, interest income and expense is an important source of revenue and expense for Financing and Real Estate.
Eliminations, reclassifications and Corporate Treasury
Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Supervisory Board changes
Pursuant to the German Stock Corporation Act and the Articles of Association of Siemens AG, the term of all 20 members of the Supervisory Board ended at the close of the Annual Shareholders’ Meeting on January 24, 2008.
The Annual Shareholders’ Meeting on January 24, 2008, elected the following 10 persons to the Supervisory Board as shareholder representatives with effect as of the conclusion of the Annual Shareholders’ Meeting: Dr. Josef Ackermann, Jean-Louis Beffa, Gerd von Brandenstein, Dr. Gerhard Cromme, Michael Diekmann, Dr. Hans Michael Gaul, Prof. Dr. Gruss, Dr. Nicola Leibinger-Kammüller, Håkan Samuelsson and Lord Iain Vallance of Tummel.
The 10 employee representatives on the Supervisory Board were elected by a conference of employee delegates on September 27, 2007 in accordance with the provisions of the German Codetermination Act. The following persons were elected by the conference as employee representatives with effect as of the conclusion of the Annual Shareholders’ Meeting on January 24, 2008: Lothar Adler, Bettina Haller, Heinz Hawreliuk, Ralf Heckmann, Berthold Huber, Harald Kern, Werner Mönius, Dieter Scheitor, Dr. Rainer Sieg, and Birgit Steinborn. Further, Sibylle Wankel was elected as a substitute for Heinz Hawreliuk.
In the constitutive meeting of the newly elected Supervisory Board on January 24, 2008, Dr. Gerhard Cromme was elected as Chairman of the Supervisory Board.
Managing Board changes
Effective October 1, 2007, the Supervisory Board appointed Peter Y. Solmssen a full member of the Managing Board and approved his election to the Corporate Executive Committee.
Effective December 31, 2007, Rudi Lamprecht, Eduardo Montes, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board, and Dr. Jürgen Radomski retired.
As announced on November 28, 2007, the new Managing Board structure, where the previous distinction between the Managing Board and the Corporate Executive Committee was eliminated, became effective on January 1, 2008.
Effective January 1, 2008, Wolfgang Dehen and Dr. Siegfried Russwurm were appointed as members of the Managing Board of Siemens AG. Prof. Dr. Erich R. Reinhardt resigned as member of the Managing Board effective as of April 30, 2008. The Supervisory Board of Siemens AG appointed Jim Reid-Anderson to the Managing Board of Siemens AG as Prof. Dr. Erich R. Reinhardt’s successor effective as of May 1, 2008.

Responsibility statement
To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.
Munich, May 2, 2008
Siemens AG
The Managing Board

Peter Löscher	Wolfgang Dehen	Dr. Heinrich Hiesinger

Joe Kaeser	Jim Reid-Anderson	Prof. Dr. Hermann Requardt

Dr. Siegfried Russwurm	Peter Y. Solmssen

Review report
To the supervisory board of Siemens Aktiengesellschaft, Berlin and Munich
We have reviewed the condensed interim consolidated financial statements of Siemens Aktiengesellschaft, Berlin and Munich (the Company) - comprising the balance sheet, the statements of income, income and expense recognized in equity and cash flow and selected explanatory notes - together with the interim group management report of Siemens Aktiengesellschaft, for the period from October 1, 2007 to March 31, 2008 that are part of the half- yearly financial report according to § 37 w Abs. 2 WpHG. The preparation of the condensed interim consolidated financial statements in accordance with those IFRS applicable to interim financial reporting as adopted by the EU, and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports, is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and on the interim group management report based on our review. In addition we have been instructed to issue a report as to whether no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in material respects, in accordance with the IFRS as issued by the IASB.
We performed our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) under additional consideration of International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and with the IFRS as issued by the IASB, and that the interim group management report has not been prepared, in material aspects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor’s report.
Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and with full IFRS, or that the interim group management report has not been prepared, in material respects, in accordance with the requirements of the WpHG applicable to interim group management reports.
Munich, May 2, 2008
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

v. Heynitz Wirtschaftsprüfer	Rohrbach Wirtschaftsprüfer

Quarterly summary
(in € unless otherwise indicated)

	Fiscal year 2008	Fiscal year 2007
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue (in millions of €)	18,094	18,400	20,201	17,517	18,001	16,729
Income from continuing operations (in millions of €)	565	1,078	1,394	608	1,286	621
Net income (in millions of €)	412	6,475	(74)	2,065	1,259	788
Free cash flow (in millions of €)(1) (2)	1,623	(217)	2,553	1,943	2,619	(360)

Key capital market data

Basic earnings per share(1)	0.59	1.14	1.45	0.64	1.39	0.65
Diluted earnings per share(1)	0.59	1.13	1.41	0.63	1.33	0.64

Siemens stock price (3)
High	107.29	108.86	111.17	107.38	85.50	76.27
Low	66.42	89.75	86.29	79.93	75.32	66.91
Period-end	68.65	108.86	96.42	106.57	80.02	75.14
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX ® index	–16.74	10.28	–7.70	17.42	3.55	–0.65
Compared to Dow Jones STOXX ® index	–20.14	16.10	–5.88	26.60	5.43	1.91

Number of shares issued (in millions)	914	914	914	903	896	892

Market capitalization (in millions of €)(4)	61,399	99,452	88,147	96,180	71,715	66,997

Credit rating of long-term debt
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-	AA-
Moody’s	A1	A1	A1	Aa3	Aa3	Aa3

(1) Continuing operations.

(2) Net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment.

(3) XETRA closing prices, Frankfurt.

(4) Based on shares outstanding.

Siemens financial calendar*

Third-quarter financial report	July 30, 2008
Preliminary figures for fiscal year/Press conference	Nov. 13, 2008
Annual Shareholders’s Meeting for fiscal 2008	Jan. 27, 2009

*	Provisional. Updates will be posted at: www.siemens.com/financial_calendar
Information resources

Telephone	+49 89 636-33032 (Press Office)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-32825 (Press Office)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
investorrelations@siemens.com
Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
Internet           www.siemens.com
Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.
© 2008 by Siemens AG, Berlin and Munich

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: May 5, 2008	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Controlling